Exhibit 99.5

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

DIRECTORS' REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2025

CONTENTS

DIRECTORS AND OTHER INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2025

Director

Haggai Alon (appointed July 1, 2022), Chairman of the Board (appointed March 6, 2026)
Amir Bader (appointed August 19, 2022), Interim Chief Financial Officer
Zeren Browne (appointed August 22, 2022), EVP, Chief Strategy Officer, M.G. of trueGold
Pauline Khoo (resigned May 31, 2024)
Pebble Sia Huei – Chieh (appointed June 9, 2024)
Ophir Sternberg, Chairman of the Board (resigned March 6, 2026)
Roger Meltzer (resigned March 6, 2026)
Thomas Hawkins (resigned March 6, 2026)
Richard Gordon Hayes (appointed March 6, 2026)
Tan Cheong Hwai (appointed March 6, 2026)
Daniel Marcel Peterlin (appointed March 6, 2026)

Company Secretary

Bradwell Limited

Company Number

722009

Registered Office and Business Address
Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6

Auditors
Baker Tilly Ireland Audit Limited
Chartered Certified Accountants and Statutory Audit Firm

Scotch House
6/7 Burgh Quay
Dublin, D02 VK44

Bankers

National Australia Bank Limited

Solicitors

Arthur Cox
Ten Earlsfort Terrace, Dublin 2, D02 T380

DIRECTORS REPORT FOR THE YEAR ENDED 31 DECEMBER 2025

The Directors present their report and the audited financial statements for the year ended 31 December 2025.

Principal Activity and Review of the Business.

The principal activity of the Company is to act as the holding company for the Group. The principal activities of the Group comprise the development and commercialisation of proprietary marking, authentication, traceability and circular-economy technologies.

There has been no significant change in these activities during the financial year ended 31 December 2025.

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company's nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX's technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company's technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the SMX tech apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

History and Development of the Company

The Company was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of proprietary technology for tracking and tracing materials by observing and identifying unique markers (the "Source IP"). The Source IP originated from a government-supported research and development institute specializing in advanced nuclear and photonic technologies. In January 2015, SMX entered into a license agreement with the intellectual property holding company of that institute to license the Source IP and further develop and commercialize the technology (the "License Agreement"). Under the License Agreement, as amended, the Source IP may be utilised across a broad range of industries and applications.

The holding Company was formed on July 1, 2022, as a public limited company under the name Empatan Public Limited Company, incorporated in Ireland. The Company changed its name to SMX (Security Matters) Public Limited Company on February 17, 2023. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Irish Companies Act of 2014 (the "ICA"), and the laws of Ireland. The Company's principal executive office is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6.

On March 7, 2023, the Company consummated the Business Combination Agreement ("BCA") with Lionheart pursuant to which, among other things:

- Security Matters PTY proposed the Scheme and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company's Ordinary Shares, with the Company being issued the Security Matters Shares (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

- Security Matters PTY proposed the Option Scheme, which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

- Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Share Exchange;

- Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

- Existing Lionheart shareholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

- The Company's Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition were issued under the name of the Company, but they were a continuance of the financial statements of Security Matters PTY and reflected the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company's identifiable net assets represent a payment for the service of obtaining a Share Exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

Business Overview

Vision

The Company aims to be a leading provider of brand protection, authentication, and track-and-trace solutions for the anti-counterfeit and circular economy markets. Its technology supports supply chain integrity, product authenticity, sustainability initiatives, and the transition toward a circular economy aligned with UN Sustainable Development Goal 12.

Overview

The Company provides integrated authentication and track-and-trace solution combining proprietary markers, readers, and blockchain-based technology. Its system enables manufacturers and brand owners to verify authenticity, monitor products and materials throughout the supply chain, and maintain secure records of product provenance, ownership, and movement.

Business Model

The Company is expanding globally across Asia, the Middle East, and Europe, targeting leading brands and manufacturers through direct sales and white-label partnerships. Revenue is generated through fixed-fee and volume-based arrangements.
The Company works directly with manufacturers and raw material suppliers to integrate its technology with minimal disruption to production processes. It is also expanding its platform through complementary technologies and end-to-end solution offerings.

Products and *Applications*

Product

The Company's solution consists of three components:

1. Proprietary physical or chemical markers
2. Readers that detect and authenticate markers
3. A blockchain-enabled digital platform

Markers

Markers are unique molecular identifiers that can be applied to solids, liquids, or gases. They are designed to be invisible, secure, non-disruptive to the marked material, and resistant to duplication or counterfeiting. Depending on customer requirements, markers can be permanent or removable and can contain information relating to product origin, provenance, production details, and supply chain data.

Readers

The Company's readers detect and authenticate proprietary markers and provide product information without requiring laboratory testing. Readers are available in handheld and industrial formats for large-scale deployment.

Platform

The blockchain-enabled platform securely records authentication, ownership, location, and supply chain events. The platform creates a digital record of physical products, supporting authentication, traceability, supply chain management, and sustainability initiatives.
The Company is also developing capabilities to tokenize verified physical materials and create digital assets linked to authenticated physical products.

Applications

a. ***Process Tracing***

Enables end-to-end visibility of materials and products throughout their lifecycle, supporting provenance verification, ESG reporting, and regulatory compliance.

b. ***Authentication***

Allow manufacturers and brand owners to verify product authenticity and combat counterfeiting, tampering, and diversion.

c. ***Sustainability and Circular Economics***

Supports recycling, reuse, recycled-content verification, and improved material recovery through traceable product lifecycle management.

d. ***Automotive***

Provides material traceability and circularity solutions within automotive manufacturing and supply chains.

e. ***Cyber Hardware Security***

Supports authentication and traceability of critical components across electronics, AI infrastructure, defense, communications, healthcare, energy, and autonomous vehicle sectors.

Results and Dividends

Key Factors Affecting Results for the year

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this Annual Report on Form 20-F titled "*Risk Factors*."

Commercial Agreements

The Company's technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that we aim our sales efforts at large multi national market-leaders conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force major, or events like CoV 19, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which if the interests result in definitive purchase orders, will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled "*Risk Factors*" above may impact the ability to generate revenue.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report on Form 20-F.

Revenue

To date, the Company has not yet generated any revenue from technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

Operating Expenses

The Company's current operating expenses consist of the following components: research and development expenses, general and administrative expenses, selling and marketing expenses, Impairment and amortization and Listing Expenses.

Research and Development Expenses, Net

The Company's research and development expenses consist primarily of wage and salary related expenses, subcontractors and consultants, depreciation and amortization of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs and other general and administrative expenses. In the year ended December 31, 2025, general and administrative expenses also include the cost related to being a public NASDAQ company.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, share based compensation, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consists primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, inducement expenses, exchange rate difference, equity and RSU issued to investors and fees and commissions to banks.

Gain from Remeasurement of investment in associated company

Gain from remeasurement of investment in associated company arises due to the agreement the Company signed with trueGold on October 3, 2023, to acquire an additional 7.5% which increased the Company's holdings to 51.9% in trueGold and resulted in the Company gaining control over trueGold.

On July 10, 2024, in connection with the PMB LOI, Security Matters PTY's ownership in trueGold was increased from 51.9% to 52.9%.

Foreign Currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The Company's functional currency is US Dollar. The functional currency of Lionheart is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of trueSilver is Canadian Dollar. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters PTY's functional currency is Australian Dollar. The functional currency of SMX Israel is New Israeli Shekel. The functional currency of Security Matters Canada Ltd. is Canadian Dollar. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of trueGold is Australian Dollar. The functional currency of SMX Circular Economy FZCO is Emirati Dirham.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 ("The Effects of Changes in Foreign Exchange Rates"). Accordingly, transactions and balances have been converted as follows:

- Assets and liabilities - at the rate of exchange applicable at the reporting date.
- Expense items - at annual average rate at the statements of financial position date.
- Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
- Accumulated losses was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
- Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Years Ended December 31, 2025, December 31, 2024

The following table summarizes our historical results of operations for the periods indicated:

		Year ended	
		December 31, 2025	December 31, 2024
	Note	US$ in thousands	
General and administrative expenses	16	120,099	12,729
Research and development expenses	17	11,228	3,059
Selling and marketing expenses	18	4,112	992
Impairment and amortization	6	10,850	11,085
Listing expenses		-	-
Operating loss		**(146,289)**	**(27,865)**
Finance expenses		40,703	13,493
Finance income		12,402	5,957
Gain from remeasurement of investment in associated company		-	-
Share of net profit (loss) of associated companies	5	-	-
Loss before income tax		**(174,590)**	**(35,401)**
Income tax	19	-	-
Loss for the financial year		**(174,590)**	**(35,401)**
Other comprehensive loss:		(3,130)	(1,265)
Total comprehensive loss		**(177,720)**	**(36,666)**
Loss for the financial year attributable to:			
Equity holders of the Company		(169,178)	(31,092)
Non- controlling interest		(5,412)	(4,309)
Basic and diluted loss per share attributable to shareholders (US$ in thousands)	20	**(37)(1)**	**(138,537)(1)**

(1) The share and per share information in these financial statements reflects the 1-for-22, 1-for-75, 1-for-28.5, 1-for-4.1, 1-for-7, 1-for-10.89958, 1-for-8, 1-for-4.8828125, 1-for-20 and 1-for-2.285 reverse share splits became effective on August 21, 2023, July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026 and June 1, 2026, respectively of the Company's issued and outstanding Ordinary Shares (the "Reverse Share Splits").

General and Administrative Expenses

The Company's general and administrative expenses were $120,099 thousand for the year ended December 31, 2025, representing an increase of $107,370 thousand, or 843%, compared with the year ended December 31, 2024. The increase was primarily attributable to a $98,803 thousand rise in non-cash share-based payment expense, resulting from additional restricted share units and share option grants issued at a relatively higher market price per share compared to the earlier year, an increase in general marketing, business development, conferences, sales, and investor-relations professional services, and a $254 thousand increase in travel expenses. These increases were partially offset by decreases of $1,362 thousand in public company costs and $185 thousand in insurance expenses.

Research and Development Expenses, Net

The Company's research and development expenses amounted to $11,228 thousand for the year ended December 31, 2025, compared with $3,059 thousand for the year ended December 31, 2024, representing an increase of $8,169 thousand, or 267%. The increase was primarily attributable to a $9,211 thousand rise in non-cash share-based payment expense and a $504 thousand reduction in income from paid proof-of-concept arrangements. These increases were partially offset by decreases of $1,365 thousand in salaries and related personnel costs due to manpower reductions, $173 thousand in travel expenses, and $96 thousand in materials and laboratory expenses, reflecting the transition of the Company's technology into the deployment phase.

Selling and Marketing Expenses

The Company's selling and marketing expenses totaled $4,112 thousand for the year ended December 31, 2025, an increase of $3,120 thousand, or 314%, compared to $992 thousand for the year ended December 31, 2024. The increase was primarily attributable to a $2,534 thousand rise in non-cash share-based payment expense, a $665 thousand increase in salaries and related expenses, mainly due to new hires and enhancements to business development totaling $160 thousand. These increases were partially offset by a $387 thousand decrease in marketing expenses.

Finance Income and Expenses

The Company's finance income totaled $12,402 thousand for the year ended December 31, 2025, compared with $5,957 thousand for the year ended December 31, 2024, representing an increase of $6,445 thousand, or 108%. The increase was primarily attributable to $4,169 thousand of foreign exchange gains, as well as $2,277 thousand arising from the favourable fair-value remeasurements, of convertible notes and other financial liabilities.

The Company's finance expenses amounted to $40,703 thousand for the year ended December 31, 2025, compared with $13,493 thousand for the year ended December 31, 2024, representing an increase of $27,210 thousand, or 202%. The increase was primarily attributable to a $10,966 thousand of interest expense and adverse fair-value remeasurements relating to bridge loans and convertible notes, $7,811 thousand increase in non-cash share based payment expense to investors, $3,634 thousand interest expenses of short-term loan, $2,639 thousand SEPA facility fee, as well as $1,967 thousand related to foreign exchange losses.

Amortization and Impairment

For the year ended December 31, 2025, the Company recognised amortization and impairment charges related to its intangible assets (technology assets and goodwill) as these assets progressed to the commercial stage. Amortization expense totaled $3,249 thousand, and impairment charges amounted to $7,601 thousand.

Share of Profit/Loss for the financial year of Associated Companies

Shares of loss for the financial year of associated companies consists of equity profit or loss from associated joint venture activity for the year ended on December 31, 2025, and December 31, 2024, amounted to nil. As of December 31, 2025, December 31, 2024, the carrying amount of the investment in associated companies is $114 thousand, and $105, respectively.

Income Tax

As of December 31, 2025, the Company estimated carryforward tax losses of approximately $124,336 thousand (December 31, 2024: $69,363 thousand), which may be carried forward and offset against taxable income for an indefinite period. The Company and its subsidiaries did not recognize deferred tax assets related to these carryforward losses in the financial statements, as their utilization in the foreseeable future is not considered probable.

Operating Loss

For the year ended December 31, 2025, the Company reported an operating loss of $146,289 thousand, compared with an operating loss of $27,865 thousand for the year ended December 31, 2024, representing an increase of 425%. As discussed above, the increase in operating loss was primarily attributable to significant non-cash share-based payment expenses, amortization and impairment of intangible assets, including technology assets and goodwill, as well as higher general and administrative expenses and increased selling and marketing activities to accelerate business development, marketing and investor-relations efforts.

For the year ended December 31, 2023, the Company reported an operating loss of $36,741 thousand. The 2023 results included a one-time expense of $16,802 thousand arising from the Company's 2023 Business Combination.

Loss for the financial year

The Company reported a net loss of $174,590 thousand for the year ended December 31, 2025, compared with a loss

for the financial year of $35,401 thousand for the year ended December 31, 2024, representing an increase of 393%.

Dividend

The Directors do not propose a dividend for the year ended 31 December 2025 (2024: None)

Principal Risks and Uncertainties

B. Liquidity and Capital Resources

Overview

Since inception through December 31, 2025, the Company has financed its operations primarily through the issuance of ordinary shares, warrants, convertible notes, and loans from investors and related parties, as well as reimbursements from prospective customers for paid pilot and proof-of-concept projects.

As of December 31, 2025, the Company held cash and cash equivalents of $12,201 thousand.

The table below presents our cash flows for the periods indicated:

	For Year Ended December 31,	
	2025	2024
	US$ in thousands	
Net cash used in operating activities	(17,001)	(11,314)
Net cash used in investing activities	-	(190)
Net cash provided by financing activities	29,745	13,110
Net increase (decrease) in cash and cash equivalents	12,744	1,606

Operating Activities

Net cash used in operating activities amounted to $17,001 thousand for the year ended December 31, 2025, compared with $11,314 thousand for the year ended December 31, 2024. Cash outflows from operating activities were primarily driven by the loss for the financial year for the period of $174,590 thousand, adjusted mainly for non-cash items, including share-based payment expense of $114,205 thousand, goodwill impairment of $6,025 thousand, finance expenses related to loans and financial instruments measured at fair value of $18,882 thousand, impairment of intangible assets of $1,542 thousand, issuance of shares and restricted shares to investors of $7,811 thousand, issuance of ordinary shares due to SEPA facility fee of $2,639 thousand and depreciation and amortization of property, plant and equipment and intangible assets of $3,450 thousand.

Investing Activities

Net cash provided by investing activities amounted to nil for the year ended December 31, 2025. Net cash used in investing activities was $190 thousand during the year ended December 31, 2024, consisted of capitalized development costs in the amount of $169 thousand and $21 thousand used for purchasing property, plant and equipment.

Financing Activities

Net cash provided by financing activities amounted to $29,745 thousand for the year ended December 31, 2025. This was primarily attributable to $31,231 thousand of net proceeds from the issuance of convertible notes and warrants, which is offset with approximately $1,433 thousand in payments for short-term loans, convertible loans and bridge loans.

Net cash provided by financing activities was $13,110 thousand for the year ended December 31, 2024, primarily reflecting proceeds of $12,647 thousand from the issuance of ordinary shares, convertible notes, and warrants, and a $1,000 thousand loan.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since the inception in 2015. Since the Company's inception, it has not generated significant revenue from the sale of technology.

As of December 31, 2025, and December 31, 2024, the Company held cash and cash equivalents of $12,201 thousand and $2,343 thousand, respectively, which were used for working capital and general corporate purposes. Subsequent to December 31, 2025, and through the date of this report, the Company raised additional funding of approximately $17.7 million under the SEPA, as described above.

As of December 31, 2025, the Company had outstanding trade payables, other payables and lease liabilities totaling $13,361 thousand, relating primarily to employee compensation, suppliers, service providers, and lease obligations, as well as $8,753 thousand convertible note payables, warrants and bridge loans to lenders and investors, of which $5,751 thousand was converted into Ordinary Shares in January 2026.

The Company expects to settle these obligations through cash flows generated from ongoing operations and additional capital raises that are planned for 2026, including pursuant to the Equity Line. While management believes that existing cash and cash equivalents will be sufficient to fund operations for the foreseeable future, the Company will require additional capital to support continued operations and to sustain its business growth.

The Company's operating plans are subject to change based on factors that may be outside its control, and it may be required to obtain additional financing sooner than currently anticipated.

SEPA

On December 1, 2025, the Company entered into a Standby Equity Purchase Agreement (the "SEPA") with Target Capital 1 LLC (the "SEPA Investor"), in which the SEPA Investor has committed to purchase from the Company up to $100,000 thousand of the Company's Ordinary Shares in an equity line of credit (the "Equity Line"), subject to the terms and conditions specified in the SEPA. The SEPA was subsequently amended on December 9, 2025, to change certain terms and conditions originally contained in the SEPA.

On February 5, 2026, the Company and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the "Amendment"), which increased the size of the commitment amount under the Equity Line from $100,000 to $250,000. Subsequently, the SEPA Investor waived all further obligations of the Company to acquire or hold bitcoin or any other cryptocurrency, and all net proceeds under the SEPA may be used for the Company's working capital and general corporate purposes.

As of June 30, 2026, the Company had drawn down approximately $50,523 thousand net of issuance discounts under the SEPA as described in Note 10 to the financial statements, but before agent fees of approximately $1,484 thousand and had issued an aggregate of 463,035 of its ordinary shares to the SEPA Investor as a result. The Company intends to continue to draw down under the Equity Line from time to time pursuant to the terms and conditions of the SEPA, as amended, and applicable law.

The Company has used and intends to use the net proceeds from the sale of its shares under the SEPA, for working capital and general corporate purposes, and to repay outstanding indebtedness and other liabilities of the Company.

As of June 30, 2026, the Company held cash and cash equivalents of $33,540 thousand.

As of June 30, 2026, the Company had outstanding trade payables, other payables and lease liabilities totaling $6,079, relating primarily to accrued employee compensation, accrued expenses including suppliers, service providers, and lease obligations, as well as $2,638 of convertible note, warrants and bridge loans liabilities owed to lenders and investors.

The Company expects to settle these obligations through additional capital raises that are planned for the remainder of 2026, including pursuant to the SEPA.

Management believes that the Company's existing liquidity provides sufficient funding to support its current operating plans. Continued execution of the Company's long-term commercialization strategy, strategic initiatives and planned growth is expected to require additional capital, including further drawdowns under the SEPA and/or other financing alternatives.

The Company's future capital requirements will depend on several factors, including:

- commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;

- the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

- the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

- the magnitude of our general and administrative expenses.

Going Concern

Our financial statements for the year ended December 31, 2025, contain an explanatory paragraph regarding significant doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

Until the Company generates sustainable revenues and profitability, it expects to fund operations through capital raisings and shareholder support. There is no assurance that additional funding will be available on acceptable terms, or at all. The Company does not expect material proceeds from the exercise of outstanding warrants in the near term.

If additional capital is not secured, the Company may be required to delay, reduce, or discontinue certain research, development, commercialization, or business activities. Future financing may result in shareholder dilution, increased debt obligations, restrictive covenants, or other terms that could adversely affect the Company's operations and financial position.

The Company may also implement further cost-reduction measures, including reductions in administrative, sales, marketing, and other discretionary expenditures. While management believes these measures, together with available funding sources, may support ongoing operations, their successful implementation depends on factors outside the Company's control.

The Company expects to continue incurring losses in the foreseeable future as it advances product development and expands its commercial activities and corporate infrastructure.

Management has implemented and continues to execute a series of capital management and operational initiatives, including access to committed equity facilities, conversion of liabilities into equity, and ongoing engagement with strategic and financial investors. These measures are designed to enhance liquidity and support the Company's transition toward commercial deployment. While uncertainties remain inherent in the Company's stage of development, management believes these actions position the Company to support its ongoing operations.

Parent Company support of subsidiaries

The Parent Company provides ongoing financial support to its subsidiaries and has undertaken to continue providing such financial support as necessary to enable the relevant subsidiaries to meet their obligations and continue their operations. The subsidiaries are dependent on the Parent Company for ongoing funding, and the Parent Company considers that its established funding arrangements and continuing commitment give rise to an obligation to provide such support.

Contractual Obligations

Equity Purchase Agreement and Amendment to Equity Purchase Agreement

In December 2025, the Company entered into a SEPA financing arrangement consisting of (i) convertible promissory notes and (ii) an equity line of credit. The facility was subsequently increased, bringing the total note financing to approximately $17,500 thousand and the equity line commitment to $250,000 thousand.

All SEPA Notes were converted into ordinary shares by January 2026 and were fully settled with no remaining liability as of June 30, 2026. During the six months ended June 30, 2026, the Company drew approximately $50,523 thousand (net of issuance discounts and before agent fees of approximately $1,484 thousand) under the equity line and issued 463,035 ordinary shares.

The Company may continue to access the remaining commitment, subject to the terms of the SEPA, market conditions, applicable regulatory requirements, and trading volume limitations. Proceeds are intended for working capital, repayment of indebtedness, and general corporate purposes.

Abri Advisors Loan Agreement

In December 2024, the Company borrowed $1.0 million from Abri Advisors Ltd. under a loan agreement containing financing and debt restrictions. Following an event of default in 2025, the loan balance was accelerated in accordance with the agreement. The Company subsequently settled the obligation through a combination of approximately $0.5 million in cash repayments and the issuance of 58,288 ordinary shares, resulting in a $4.1 million increase in share capital and additional paid-in capital. The loan was fully settled during 2025.

Private Placement Transaction - AEGIS

In September 2024, the Company completed a private placement raising gross proceeds of $5.35 million, of which $4.28 million was ultimately received after $1.07 million held in escrow was returned to investors. The financing included ordinary shares (or pre-funded warrants) and Series A and Series B warrants. As of December 31, 2025, there were no material outstanding Series A warrants, as they had either been exercised or lapsed following reverse share splits. The proceeds were used for working capital and general corporate purposes.

Promissory Note Financing – August 2024

In August 2024, the Company entered into a convertible promissory note with 1800 Diagonal Lending LLC and received gross proceeds of approximately $195 thousand. The note included an original issue discount, interest charges, and customary default and conversion provisions. The note was accounted for at amortized cost, with the embedded conversion feature recognised as a derivative liability at fair value. During 2025, the Company fully repaid the note in cash for approximately $246 thousand, including principal and interest.

Promissory Note Financing – March 2025

On March 28, 2025, the Company entered into an agreement with 1800 Diagonal ("1800 Diagonal March"), pursuant to which it issued a promissory note with a par value of $ 295.5 in consideration for net cash proceeds of approximately $250, after deduction of issuance expenses of approximately $7.
The note bears interest at an annual rate of 12% and is repayable in seven instalments between September 2025 and March 2026, as follows: (1) $ 163 on September 30, 2025; (2)-(7) $ 27.2 on each month-end from October 2025 to March 2026.
The note contains customary default provisions for similar transactions, under which, in the event of default: (i) it becomes immediately due and payable; (ii) the outstanding principal and interest increase by 150%; and (iii) it may be converted, at the sole discretion of 1800 Diagonal March, into ordinary shares of the Company. In this regard, the conversion price is the lowest closing price of the Company's shares during the ten trading days preceding the conversion request, less a 25% discount. Conversion is subject to an ownership limitation of 4.99%.
The agreement also includes customary representations, undertakings, and indemnities in favor of 1800 Diagonal March, its subsidiaries, and related entities.
The 1800 Diagonal March Promissory Note was fully repaid in cash during the second half of 2025 for an aggregate amount of approximately $317.

Alpha July 2024 Securities Purchase Agreement

In July 2024, the Company issued a convertible promissory note and warrants to Alpha Capital, receiving gross proceeds of approximately $748 thousand. The note had a principal amount of $1.15 million and included customary conversion and default provisions. All related warrants were exercised by December 31, 2024, and during 2025 the note and accrued interest were fully converted into ordinary shares.

PMB Partners

In 2024, the Company restructured approximately $1.3 million of indebtedness owed to PMB into an $800 thousand convertible note and a $500 thousand promissory note, both bearing interest. In May 2025, the maturity dates were extended to November 30, 2025, the interest rate was increased to 18%, and accrued interest was capitalized into principal. As of December 31, 2025, the aggregate carrying amount of the notes was approximately $1.6 million, and all principal and accrued interest remained outstanding.

Alpha April 2024 Securities Purchase Agreement

In April 2024, the Company issued a convertible note with a principal amount of $2.25 million and related warrants to Alpha Capital. During 2024 and 2025, the note, accrued interest, and all related warrants were converted into ordinary shares. Following a settlement agreement in April 2025, the note was fully extinguished, and no liability remained outstanding as of December 31, 2025.

Steven Wallitt

In February 2024, the Company issued a convertible security with a face value of $407 thousand in exchange for $350 thousand. The instrument is convertible into ordinary shares and remains outstanding as of December 31, 2025. The carrying amount was $483 thousand at year-end 2025, compared with $370 thousand at December 31, 2024. During 2025, the Company granted 58,238 restricted share units to the holder, resulting in finance expenses of $3.5 million.

Leases

SMX Israel is a party to an office and R&D lab lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the "Lease"). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

LP Convertible Note

In January 2023, the Company issued a $250 thousand convertible note and related warrants to Lee Pinkerton. The note bears interest at 15% per annum and remains outstanding as of December 31, 2025, with a carrying amount of $333 thousand. Management expects to settle the obligation by December 31, 2026.

Bridge Loans

Between August 2022 and January 2023, Security Matters PTY raised approximately $3.9 million through bridge loans bearing interest at 10% per annum. Certain lenders also received warrants as part of the financing arrangements. During 2025, the Company repaid approximately $370 thousand and issued 2,333 ordinary shares to investors. As of December 31, 2025, the outstanding balance, including accrued interest, was approximately $453 thousand.

Kamea

In September 2023, Kamea Fund agreed to convert approximately $657 thousand of debt into ordinary shares. The Company remains liable for any shortfall if Kamea's proceeds from the shares are less than the converted debt amount. As of December 31, 2025, the estimated fair value of this contingent obligation was $23 thousand.

Government Grants

As of December 31, 2025, and December 31, 2024, the Company has a contingent liability of $202 thousand and $177 thousand, respectively, for government grants it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

Under a 2015 technology license agreement, the Company obtained rights to Isorad's technology in exchange for ongoing royalties and certain milestone-based payments. As of December 31, 2025, the Company recognised a technology license asset and a corresponding liability of approximately $180 thousand related to amounts payable under the agreement.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily with respect to the Israeli shekels ("ILS"), Australian dollars ("AUD"), euros ("EUR"), Singapore dollars ("SGD")

and United Arab Emirates dirhams ("AED"), which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company's operating expenses are denominated in ILS, AUD, EURO, SGD and AED, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2025, the ILS increased against the U.S. dollar by approximately 12.5%, the AUD increased against the U.S. dollar by approximately 7.2%, the EUR increased against the U.S. dollar by approximately 11.8% and the SGD increased against the U.S. dollar by approximately 5.8%. The AED remained relatively stable against the U.S. dollar.

The Company's policy is not to enter into any currency hedging transactions, and we cannot assure you that we will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. We closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and represent the Company's maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company seeks to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, "*Liquidity and Capital Resources*".

Classification of Yahaloma as a Joint Venture

The Company exercised significant judgment in assessing the nature of its interest in Yahaloma and determining the appropriate accounting treatment in accordance with IFRS 11 *Joint Arrangements.*
In performing this assessment, the Company considered the contractual arrangements between the parties, the governance structure of the arrangement, and the decision-making rights granted to the investors. The Company concluded that decisions regarding the relevant activities of Yahaloma require the unanimous consent of the parties sharing control and that the parties have rights to the net assets of the arrangement rather than direct rights to specific assets and obligations for specific liabilities.
Based on this assessment, the Company determined that Yahaloma meets the definition of a **joint venture** under IFRS 11. Accordingly, the Company's interest in Yahaloma is accounted for using the **equity method** in accordance with IAS 28 *Investments in Associates and Joint Ventures.*
The determination of whether an arrangement is an associate, joint operation or joint venture requires the exercise of judgment and consideration of the specific facts and circumstances of the arrangement. The Company reassesses this conclusion if relevant facts and circumstances change.

C. Research and Development, Patents and Licenses.

The Company continues to advance its molecular marking, traceability and digital certification technologies across multiple industries, including plastics, rubber, metals, textiles, electronics, fashion, precious metals and recycling. Recent milestones include successful commercial-scale trials in plastics and natural rubber, the development of blockchain-enabled supply chain solutions, expansion into textile and cotton traceability, and strategic collaborations with industry and research partners. The Company's technology portfolio is supported by more than 20 patent families and over 100 patents worldwide.

D. Critical Accounting Estimates

Reverse Acquisition Transaction

The result of the merger between the Company and Security Matters PTY Ltd is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company's identifiable net assets represent a payment for the service of obtaining a share exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Company is initially consolidated in the financial statements from the Closing Date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921 thousand) and trade and other payables and warrants ($10,127 thousand) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1. The assets and liabilities of Security Matters PTY have been recognised and measured in the consolidated financial statements of the Company for the year ended December 31, 2023, at their pre-combination carrying amounts.

2. The retained earnings and other equity balances recognised in the consolidated financial statements of the Company for the year ended December 31, 2023, are the retained earnings and other equity balances of Security Matters PTY immediately before the Business Combination.

3. The amount recognised as issued equity instruments in the consolidated financial statements of the Company for the year ended December 31, 2023, has been determined by adding to the issued equity of Security Matters PTY immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.

4. The statement of comprehensive loss in the consolidated financial statements of the Company for the year ended December 31, 2023, reflects that of Security Matters PTY for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

trueGold Business Combination

On October 3, 2023 (acquisition date), the Company signed an agreement with True Gold Consortium Pty Ltd. ("True Gold") shareholders to acquire an additional 7.5% which will increase the Company's holdings to 51.9% in True Gold and result in the Company's gain control over True Gold. True Gold uses the Company's advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of True Gold diversifies the Company's operations into True Gold's pioneering ventures in research and development and revenue commercialization.

The Company previously held 44.4% of the shares of True Gold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed, and control was obtained, the balance of the investment was remeasured at fair value of $22,164 and a gain was recognised in the amount of $22,164, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in True Gold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in True Gold at full fair value which includes also the non-controlling interests' share in the entire goodwill of True Gold. The fair value of the non-controlling interests in True Gold was based on the fair value of True Gold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as True Gold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows

of True Gold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of True Gold are:

1. After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.

2. Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.

3. Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of True Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from True Gold to the Company which amounted to AUD 475 (approximately $307) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in True Gold.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth certain information, as of March 17, 2026, concerning our executive officers and members of the Board.

Director

Haggai Alon (appointed July 1, 2022), Chairman of the Board (appointed March 6, 2026)
Amir Bader (appointed August 19, 2022), Interim Chief Financial Officer
Zeren Browne (appointed August 22, 2022), EVP, Chief Strategy Officer, M.G. of trueGold

Pauline Khoo (resigned May 31, 2024)
Pebble Sia Huei – Chieh (appointed June 9, 2024)
Ophir Sternberg, Chairman of the Board (resigned March 6, 2026)
Roger Meltzer (resigned March 6, 2026)
Thomas Hawkins (resigned March 6, 2026)
Richard Gordon Hayes (appointed March 6, 2026)
Tan Cheong Hwai (appointed March 6, 2026)
Daniel Marcel Peterlin (appointed March 6, 2026)

Secretary

Bradwell Limited

Shareholding as of the date of this report

Director	Shares quantity	Option quantity
Haggai Alon	277,440	-
Amir Bader	35,511	-
Zeren Browne	28,752	3,847
Pebble Sia Huei – Chieh	23,752	3,758
Ophir Sternberg	98	-
Richard Gordon Hayes	23,752	-
Tan Cheong Hwai	23,752	-
Daniel Marcel Peterlin	28,752	-

Future Developments

The company plans to continue its present activities and current trading levels. Employees are kept as fully informed as practicable about developments within the business.

Post Balance Sheet Events

Post balance sheet events are disclosed in the financial statements (see Note 26).

Auditors

The auditors, Baker Tilly Ireland Audit Limited, (Chartered Certified Accountants & Statutory Audit Firm) were appointed on June 10, 2026, have indicated their willingness to continue in office in accordance with the provisions of section 383(2) of the companies Act 2014.

Taxation Status

The Company is publicly traded and has a widely dispersed shareholder base and, accordingly, is not considered a close company within the meaning of the Taxes Consolidation Act, 1997.

Statement on Relevant Audit Information

In accordance with section 330 of the Companies Act 2014, so far as each of the persons who are Directors at the time of this report is approved are aware, there is no relevant audit information of which the statutory auditors are unaware. The Directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and they have established that the statutory auditors are aware of that information

Accounting Records

To ensure that adequate accounting records are kept in accordance with Sections 281 to 285 of the Companies Act 2014, the Directors have employed appropriately qualified accounting personnel and have maintained appropriate computerised accounting systems.

Political Donations

The company made no political donations during the current or preceding financial year.

Signed on behalf of the board:

Signed by: E43F00A6B3B1444...	Signed by: 02764850373E4ED...
Haggai Alon	Amir Bader
CEO and Director	Interim CFO and Director
Date: October 22, 2026,	Date: October 22, 2026

DIRECTORS' RESPONSIBILITIES STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2025

The Directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable Irish law and regulations.

Irish company law requires the Directors to prepare financial statements for each financial year. Under the law the Directors have elected to prepare the financial statements in accordance with the Companies Act 2014 and International Financial Reporting Standards (IFRS) as adopted by the European Union". Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the company as at the financial year end date and of the profit or loss of the company for the financial year and otherwise comply with the Companies Act 2014.

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies for the company financial statements and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the financial statements have been prepared in accordance with applicable accounting standards, identify those standards, and note the effect and the reasons for any material departure from those standards; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for ensuring that the company keeps or causes to be kept adequate accounting records which correctly explain and record the transactions of the company, enable at any time the assets, liabilities, financial position and profit or loss of the company to be determined with reasonable accuracy and enable them to ensure that the financial statements and Directors' report comply with the Companies Act 2014 and enable the financial statements to be audited. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Signed on behalf of the board:

Signed by: E43F00A6B3B1444...	Signed by: 02764850373E4ED...
Haggai Alon CEO and Director	Amir Bader Interim CFO and Director
Date: October 22, 2026	Date: October 22, 2026

Independent auditor's report to the members of SMX (Security Matters) PLC

For the purpose of this report, the terms "we" and "our" denote Baker Tilly Ireland Audit Limited ("Baker Tilly") in relation to Irish legal, professional and regulatory responsibilities and reporting obligations to the members of SMX (Security Matters) PLC. For the purposes of the table on pages 27 to 28 that sets out the key audit matters and how our audit addressed the key audit matters, the terms "we" and "our" refer to Baker Tilly. The Group financial statements, as defined below, consolidate the accounts of SMX (Security Matters) PLC and its subsidiaries (the "Group"). The "Parent Company" is defined as SMX (Security Matters) PLC, as an individual entity. The relevant legislation governing the Parent Company is the Irish Companies Act 2014 ("Companies Act 2014").

Opinion

We have audited the financial statements of SMX (Security Matters) PLC for the year ended 31 December 2025.

The financial statements that we have audited comprise:

- the Consolidated Statement of Financial Position;
- the Consolidated Statement of Comprehensive Loss;
- the Consolidated Statement of Changes in Equity;
- the Consolidated Statement of Cash Flows
- Parent Company Statement of Financial Position, and
- related notes 1 to 26 to the consolidated financial statements, including material accounting policies.

The financial reporting framework that has been applied in the preparation of the Group and Parent Company's financial statements is Irish Law and International Financial Reporting Standards ('IFRS') as adopted by the European Union.

In our opinion the financial statements:

- give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2025 and of the Group's loss for the year then ended;
- have been properly prepared in accordance with IFRS as adopted by the European Union; and
- have been prepared in accordance with the requirements of the Companies Act 2014.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group and the Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Ireland, including the Ethical Standard for Auditors (Ireland) issued by the Irish Auditing and Accounting Supervisory Authority (IAASA) as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty relating to going concern

We draw attention to Note 1.D and Note 2 in the financial statements, which describe the matters relating to the Group's and Parent Company's ability to continue as a going concern. As disclosed in those notes, the Group and Parent Company have incurred significant operating losses, have accumulated losses, have not generated sustainable recurring revenue and remain dependent on future financing and the successful execution of its funding strategy. These events and conditions, together with the other matters set out in Note 1.D and Note 2, indicate the existence of a material uncertainty that may cast significant doubt on Group's and the Parent Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Our evaluation of the Directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining an understanding of the controls and governance over the going concern assessment.
- Evaluating the directors' assessment of going concern, including cash flow forecasts to 31 October 2027 and whether available liquidity is sufficient to fund forecast operating expenditure and debt repayments throughout the assessment period.
- Assessing the reasonableness of management's forecasts of cash flows, including testing their mechanical accuracy and performing sensitivity analysis.
- Performing a "stand back" review to assess whether the overall conclusion on going concern was consistent with audit evidence obtained.
- Evaluating the adequacy and consistency of disclosures in the financial statements relating to going concern and material uncertainty as disclosed in Note 1.D and Note 2.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Overview of our audit approach

Scope	Our audit was scoped by obtaining an understanding of the Group, including the Parent Company, and its environment, including the Group's system of internal control, and assessing the risks of material misstatement in the financial statements. We also addressed the risk of management override of internal controls, including assessing whether there was evidence of bias by the directors that may have represented a risk of material misstatement. In devising our audit plan we assessed the financial statements by classes of transactions, accounts balances and disclosures to determine the risks of material misstatement and the levels of testing to be performed. Where these were disaggregated across separate components which were determined not to represent significant risks of material misstatement, these were subject to analytical procedures.

Materiality	**2025**	**2024**	
Group	$1,412,127	$419,515	2.5 % (2024: 2.5%) of recurring expenses
Parent Company	$789,000	$248,000	2.5 % (2024: 2.5%) of recurring expenses

Key audit matters	
Recurring	Valuation of intangible assets

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those matters which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material Uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Valuation of intangible assets	
Key audit matter description	At 31 December 2025, the Group recognised goodwill of US$20.1 million and intangible assets of US$7.9 million, comprising internally generated development costs, acquired technology licences and other capitalised intellectual property. During the year, the Group recognised amortisation and impairment charges totalling US$10.8 million, including impairment of goodwill and certain intangible assets. There is a risk that the carrying value of goodwill and intangible assets is not recoverable and that any impairment charge is not appropriately determined. The assessment involves significant management judgement and estimation, particularly in relation to the assumptions used in the discounted cash flow models supporting the impairment assessment, including forecast cash flows, growth assumptions and discount rates. Given the Group remains pre-revenue and the goodwill and intangible asset balances represent a significant proportion of total assets, the valuation was particularly sensitive to assumptions regarding future commercialisation, revenue generation and discount rates, requiring significant audit judgement. Given the level of estimation uncertainty associated with these assumptions, we considered the valuation of goodwill and intangible assets to be a key audit matter. Refer to the accounting policies in note 2,3 and 6 of the financial statements.

How the scope of our audit responded to the key audit matter	Our audit procedures included: • Performed a walkthrough of the intangible asset recognition and valuation process to understand the methodology adopted for the valuation of intangible assets; • Reviewing management's impairment assessment and evaluating the discounted cash flow model used to determine the recoverable amount of goodwill and intangible assets; • Challenging the key assumptions applied by management, including forecast cash flows, growth rates and discount rates; • Engaging our valuation specialists to assess the reasonableness of the valuation methodology and key assumptions used; • Testing the capitalisation of development expenditure and assessing compliance with the recognition criteria of IAS 38; • Assessing whether indicators of impairment existed and reviewing the sensitivity analyses prepared by management; and • Reviewing the adequacy of the related financial statement disclosures.
Key observations	No material misstatement was identified.

Our application of materiality

Our definition of materiality considers the value of error or omission on the financial statements that, individually or in aggregate, would change or influence the economic decision of a reasonably knowledgeable user of those financial statements. Misstatements below these levels will not necessarily be evaluated as immaterial as we also take account of the nature of identified misstatements, and the particular circumstances of their occurrence, when evaluating their effect on the financial statements as a whole. Materiality is used in planning the scope of our work, executing that work and evaluating the results.

Materiality in respect of the Group was set at $1,412,127 (2024: $419,515) which was determined on the basis of 2.5% (2024: 2.5%) of the Group's recurring expenses. Materiality in respect of the Parent Company was set at $789,000 (2024: $248,000), determined on the basis of 2.5% (2024: 2.5%) of the Parent Company's recurring expenses. Recurring expenses were considered the most appropriate benchmark for determining materiality as expenses are a key area of the financial statements and the Group remains in the development stage and has not yet generated significant revenue . The Group's and Parent Company's performance and cash burn are primarily monitored through their operating expenditure, making this the metric most relevant to users of the financial statements in assessing the Group's financial position, performance and ability to continue as a going concern.

Performance materiality is the application of materiality at the individual account or balance level, set at an amount to reduce, to an appropriately low level, the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality for the financial statements as a whole.

Performance materiality for the Group was set at $847,276 (2024: $251,709) and at $473,400 (2024: $148,800) for the Parent Company which, in both cases, represents 60% (2024: 60%) of the above materiality levels.

The determination of performance materiality reflects our assessment of the risk of undetected errors existing, the nature of the systems and controls and the level of misstatements arising in previous audits.

We agreed to report any corrected or uncorrected adjustments exceeding $70,606 (2024: $20,976) and $39,450 (2024: $12,400) in respect of the Group and Parent Company respectively, which is set at 5% (2024: 5%) of materiality, to the Board of Directors as well as differences below this threshold that in our view warranted reporting on qualitative grounds.

Overview of the scope of the Group and Parent Company audits

Our assessment of audit risk, evaluation of materiality and our determination of performance materiality sets our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. This assessment takes into account the size, risk profile, organisation / distribution and effectiveness of group-wide controls, changes in the business environment and other factors such as recent internal audit results when assessing the level of work to be performed at each component.

In considering the risk of material misstatement to the consolidated financial statements, we gave specific consideration to the classes of transactions, account balances and disclosures (COTABDs) within those financial statements, and their distribution between the components of the group. Our audit procedures were then tailored based upon this distribution and our assessments of risk.

In assessing the risk of material misstatement to the consolidated financial statements, and to ensure we had adequate quantitative and qualitative coverage of significant accounts in the consolidated financial statements, of the 11 reporting components of the group, we identified 5 components in the Republic of Ireland, Israel and Australia which represent the principal business units within the Group.

Full scope audits - Of the 5 components selected, audits of the complete financial information of all 5 components were undertaken, these entities were selected based upon their size or risk characteristics.

Analytical procedures were performed over the financial information of the remaining six components, which were not individually significant to the Group and did not require audits of their complete financial information.

The group audit team determined the overall plan, issuing detailed instructions to, and analysing the audit findings of, the component auditor in Israel through a combination of group planning meetings and calls, provision of group instructions, review and challenge of related component interoffice reporting and of findings from their working papers and weekly interaction on audit and accounting matters which arose. The component auditor based in Israel performed the audit procedures for all components within the scope of the group audit.

The control environment

We evaluated the design and implementation of those internal controls of the Group, including the Parent Company, which are relevant to our audit, such as those relating to the financial reporting cycle.

We deployed our internal IT audit specialists to get an understanding of the general IT environment.

Climate-related risks

In planning our audit and gaining an understanding of the Group and Parent Company, we considered the potential impact of climate-related risks on the business and its financial statements. We obtained management's climate-

related risk assessment, along with relevant documentation relating to management's assessment and held discussions with management to understand their process for identifying and assessing those risks.

We have agreed with management's assessment that climate-related risks are not material to these financial statements.

Reporting on other information

The other information comprises the information included in the annual report other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2014

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the directors' report has been prepared in accordance with applicable legal requirements.

We have obtained all the information and explanations which, to the best of our knowledge and belief, are necessary for the purposes of our audit.

In our opinion the accounting records of the Parent Company were sufficient to permit the financial statements to be readily and properly audited; and the financial statements are in agreement with the accounting records.

Matters on which we are required to report by exception

Based on the knowledge and understanding of the Group and the Parent Company and their environment obtained in the course of the audit, we have not identified any material misstatements in the directors' report.

The Companies Act 2014 requires us to report to you if, in our opinion, the requirements of any of sections 305 to 312 of the Act, which relate to disclosures of directors' remuneration and transactions are not complied with by the Parent Company. We have nothing to report in this regard.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the financial statements is located on the IAASA's website at: https://iaasa.ie/publications/description-of-the-auditors-responsibilities-for-the-audit-of-the-financial-statements/. This description forms part of our auditor's report.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud.

These audit procedures were designed to provide reasonable assurance that the financial statements were free from fraud or error. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error and detecting irregularities that result from fraud is inherently more difficult than detecting those that result from error, as fraud may involve collusion, deliberate concealment, forgery or intentional misrepresentations. Also, the further removed non-compliance with laws and regulations is from events and transactions reflected in the financial statements, the less likely we would become aware of it.

Identifying and assessing potential risks arising from irregularities, including fraud

The extent of the procedures undertaken to identify and assess the risks of material misstatement in respect of irregularities, including fraud, included the following:

- We considered the nature of the technology sector in which the Group and the Parent Company operates, the control environment, business performance including remuneration policies and the Group's, including the Parent Company's, own risk assessment that irregularities might occur as a result of fraud or error. From our sector experience and through discussion with the directors, we obtained an understanding of the legal and regulatory frameworks applicable to the Group focusing on laws and regulations that could reasonably be expected to have a direct material effect on the financial statements, such as provisions of the Companies Act 2014, Irish tax legislation or those that had a fundamental effect on the operations of the Group.
- We enquired of the directors and management concerning the Group's and the Parent Company's policies and procedures relating to:

- identifying, evaluating and complying with the laws and regulations and whether they were aware of any instances of non-compliance;
- detecting and responding to the risks of fraud and whether they had any knowledge of actual or suspected fraud; and
- the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations.

- We assessed the susceptibility of the financial statements to material misstatement, including how fraud might occur by evaluating management's incentives and opportunities for manipulation of the financial statements. This included utilising the spectrum of inherent risk and an evaluation of the risk of management override of controls. We determined that the principal risks were related to posting inappropriate journal entries to reduce costs, creating fictitious transactions to hide losses or to improve financial performance, and management bias in accounting estimates particularly in determining valuation of intangible assets.

Audit response to risks identified

In respect of the above procedures:

- we corroborated the results of our enquiries through our review of the minutes of the Group's and the Parent Company's audit committee meetings, inspection of the regulatory correspondence and correspondences from the regulators;
- audit procedures performed by the engagement team in connection with the risks identified included:
  - reviewing financial statement disclosures and testing to supporting documentation to assess compliance with applicable laws and regulations expected to have a direct impact on the financial statements.
  - testing journal entries, including those processed late for financial statements preparation, those posted by infrequent or unexpected users, those posted to unusual account combinations;
  - evaluating the business rationale of significant transactions outside the normal course of business, and reviewing accounting estimates for bias;
  - enquiry of management around actual and potential litigation and claims.
  - challenging the assumptions and judgements made by management in its significant accounting estimates, in particular those relating to the determination of valuation of intangible assets as reported in the key audit matter section of our report; and
- The Statutory Auditor considered the experience and expertise of the engagement team to ensure that the team had the appropriate competence and capabilities; and
- we communicated relevant laws and regulations and potential fraud risks to all engagement team members, and the component auditors and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Other requirements

We were appointed by the Directors on June 10, 2026. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 3 years.

We did not provide any non-audit services which are prohibited by the IAASA's Ethical Standard to the Group or the Parent Company, and we remain independent of the Group and the Parent Company in conducting our audit.

Use of our report

This report is made solely to the Parent Company's members, as a body, in accordance with section 391 of the Companies Act 2014 (Ireland). Our audit work has been undertaken so that we might state to the Parent Company's

members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent Company and the Parent Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Ahmer Khan
Statutory Auditor
for and on behalf of
Baker Tilly Ireland Audit Limited
Chartered and Certified Accountants & Statutory Audit Firm
1st Floor, Scotch House,
6/7 Burgh Quay
Dublin

Date: 23 October 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2025	December 31, 2024
		US$ in thousands	
Non-current assets			
Intangible assets, net	6	7,916	12,328
Goodwill	6	20,120	26,144
Property, plant and equipment, net	4	165	268
Right of use assets	13	336	348
Investment in associated company	5	114	105
Total non-current assets		**28,651**	**39,193**
Current assets			
Cash and cash equivalents		12,201	2,343
Other current receivables	3	587	1,993
Total current assets		**12,788**	**4,336**
Creditors: Amounts falling due within one year			
Current liabilities			
Trade payables		8,720	9,432
Other payables	14	4,217	4,350
Short term loan	12	-	1,000
Convertible notes	7	8,295	3,651
Warrants - derivative financial liability	11	5	1,384
Bridge loans liabilities	8	453	902
Lease liabilities	13, 24	42	81
Total current liabilities		**21,732**	**20,800**
Net Current Liabilities		**(8,944)**	**(16,464)**
Creditors: Amounts falling due after one year			
Non-current liabilities			
Lease liabilities	13	382	337
Total non-current liabilities		**382**	**337**
Net Assets		**19,325**	**22,392**
Equity			
Issued capital and additional paid-in capital	15	264,629	89,976
Foreign currency translation reserve		(4,827)	(1,797)
Transaction with non-controlling interest reserve		258	258
Accumulated losses		(251,204)	(82,026
Total equity attributable to owners of the parent		**8,856**	**6,411**
Non- controlling interest		10,469	15,981
Total equity		**19,325**	**22,392**


Signed by:
02764850373E4ED...


Signed by:
E43F00A8B3B1444...

October 22, 2026

Amir Bader
Interim Chief Financial Officer

Haggai Alon
Chief Executive Officer

These financial Statements were authorised for issue by the signees on March 19, 2026

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended	
		December 31, 2025	**December 31, 2024**
	Note	**US$ in thousands**	
General and administrative expenses	16	120,099	12,729
Research and development expenses	17	11,228	3,059
Selling and marketing expenses	18	4,112	992
Impairment and amortization	6	10,850	11,085
Operating loss		**(146,289)**	**(27,865)**
Finance expenses		40,703	13,493
Finance income		12,402	5,957
Loss before income tax		**(174,590)**	**(35,401**
Income tax	19	-	-
Loss for the financial year		**(174,590)**	**(35,401**
Other comprehensive loss:			
Items that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation of foreign operations		(3,130)	(1,265)
Total comprehensive loss		**(177,720)**	**(36,666**
Loss for the financial year attributable to:			
Equity holders of the Company		(169,178)	(31,092)
Non- controlling interest		(5,412)	(4,309)
Basic and diluted loss per share attributable to shareholders (US$ n thousands)	20	**(37)**[(1)]	**(138,537)**

(1) The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958, 1-for-8, 1-for-4.8828125, 1-for-20 and 1-for-2.285 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026, and June 1, 2026, respectively, of the Company's issued and outstanding Ordinary Shares (the "Reverse Share Splits"). See also Note 1.F- 1.K, - 26.3, 26.10 and 26.11.

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	**Transaction with non-controlling interest**	**Foreign currency translation reserve**	**Accumulated loss**	**Total equity attributable to owners of the parent**	**Non-controlling interests**	**Total equity**
Balance as of January 1, 2025	**89,976**	**258**	**(1,797)**	**(82,026)**	**6,411**	**15,981**	**22,392**
Comprehensive loss							
Loss for the financial year	-	-	-	(169,178)	(169,178)	(5,412)	(174,590)
Other comprehensive loss	-	-	(3,030)	-	(3,030)	(100)	(3,130)
Total comprehensive loss	**-**	**-**	**(3,030)**	**(169,178)**	**(172,208)**	**(5,512)**	**(177,720)**
Share-based compensation	114,205	-	-	-	114,205		114,205
Conversion of convertible notes into ordinary shares	43,146	-	-	-	43,146	-	43,146
Conversion of short term loan into ordinary shares	4,134	-	-	-	4,134	-	4,134
Equity issuance to investors	10,529	-	-	-	10,529	-	10,529
Issuance of ordinary shares -SEPA facility fee	2,639	-	-	-	2,639	-	2,639
Balance as of December 31, 2025	**264,629**	**258**	**(4,827)**	**(251,204)**	**8,856**	**10,469**	**19,325**

	Issued capital and Additional paid-in capital	**Transaction with non-controlling interest**	**Foreign currency translation reserve**	**Accumulated loss**	**Total equity attributable to owners of the parent**	**Non-controlling interests**	**Total equity**
Balance as of January 1, 2024	**62,901**	**-**	**(491)**	**(50,934)**	**11,476**	**20,768**	**32,244**
Comprehensive loss							
Loss for the financial year	-	-	-	(31,092)	(31,092)	(4,309)	(35,401)
Other comprehensive loss	-	-	(1,306)	-	(1,306)	41	(1,265)
Total comprehensive loss	-	-	**(1,306)**	**(31,092)**	**(32,398)**	**(4,268)**	**(36,666)**
Issuance of ordinary shares, net	1,684	-	-	-	1,684	-	1,684
Share-based compensation	3,657	-	-	-	3,657	-	3,657
Conversion of convertible notes into ordinary shares	7,529	-	-	-	7,529	-	7,529
Conversion of bridge loan into ordinary shares and warrants	128	-	-	-	128	-	128
Conversion of pre-paid advanced into ordinary shares	527	-	-	-	527	-	527
Issuance of investment units	2,699	-	-	-	2,699	-	2,699
Exercise of warrants and options into ordinary shares, net	10,590	-	-	-	10,590	-	10,590
Transaction with non-controlling interests	261	258	-	-	519	(519)	-
Balance as of December 31, 2024	**89,976**	**258**	**(1,797)**	**(82,026)**	**6,411**	**15,981**	**22,392**

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2025	Year ended December 31, 2024
	US$ in thousands	
Cash flows from operating activities:		
Loss before tax for the year	(174,590)	(35,401)
Share based compensation	114,205	3,657
Issuance of restricted shares to investors	7,811	-
Depreciation and amortization	3,450	2,273
Decrease in other current receivables	1,239	140
Impairment of intangible assets	1,542	2,197
Impairment of goodwill	6,025	6,813
Increase (decrease) in trade payables	(862)	(2,780)
Increase (decrease) in other payables	(440)	1,761
Revaluation of financial liabilities at fair value	(1,500)	1,890
Interest expenses and revaluation of convertible notes	18,812	6,818
Financial expenses due to bridge loans principal amounts	44	435
Remeasurement of investment in associated company	-	-
Interest expenses due to short term loan	3,634	-
Issuance of ordinary shares and warrants due to underwriter fees	990	238
Alpha warrant B repricing and exercise inducement expenses and related costs	-	184
Issuance of ordinary shares due to commitment/facility fee	2,639	460
Net cash flow used in operating activities	**(17,001)**	**(11,314)**
Cash flows from investing activities:		
Purchase of property, plant and equipment	-	(21)
Capitalized development cost	-	(169)
Net cash flow used in investing activities	**-**	**(190)**
Cash flows from financing activities:		
Repayment of short-term loan	(500)	-
Repayment of convertible notes	(563)	-
Payment of lease liabilities	(53)	(80)
Repayment of bridge loans	(370)	(34)
Repayment of pre-paid advances/ advance payment for equity, net	-	(423)
Proceeds from issuance of ordinary shares and pre-funded warrants	-	6,945
Exercise of warrants and pre-funded warrants into ordinary shares	-	2,399
Proceeds from issuance of convertible notes and warrants, net	31,231	3,303
Proceeds from short term loan	-	1,000
Net cash flow provided by financing activities	**29,745**	**13,110**
Increase (decrease) in cash and cash equivalents	**12,744**	**1,606**
Cash and cash equivalents at beginning of year	**2,343**	**168**
Exchange rate differences on cash and cash equivalent	(2,886)	569
Cash and cash equivalents at end of year	**12,201**	**2,343**

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

	Year ended December 31, 2025	Year ended December 31, 2024
	US$ in thousands	
Appendix A – Non-cash transactions during the year:		
Conversion of financial liability into ordinary shares	4,134	645
Conversion of bridge loans into ordinary shares and warrants	6	128
Conversion of convertible notes and warrants into ordinary shares	43,146	8,530
Exercise of cashless options into ordinary shares	-	314
Exercise of warrants and pre-funded warrants into ordinary shares	-	4,824
Issuance cost	-	152
Other current receivable in connection to exercise of Series A Common Warrant	-	1,510
Issuance of warrants to the placement agent in connection to RBW May agreement	(1,728)	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
PARENT COMPANY STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2025	December 31, 2024
		US$ in thousands	
Non-Current assets			
Intercompany balances with subsidiaries and related parties *		70,557	17,979
Investment in subsidiaries **		-	5,526
Total non-current assets		**70,557**	**23,505**
Current assets			
Other current receivables	4	107	1,612
Total current assets		**107**	**1,612**
Creditors: Amounts falling due within one year			
Current liabilities			
Trade payables		7,573	8,114
Other payables	15	2,398	2,116
Short term loan	12	-	1,000
Convertible notes	8	8,295	3,651
Warrants - derivative financial liability	11	5	1,384
Bridge loans liabilities	9	453	902
Total current liabilities		**18,724**	**17,167**
Net Current Liabilities		**(18,617)**	**(15,555)**
Net Assets		**51,940**	**7,950**
Equity			
Issued capital and share premium	17	264,629	89,976
Loss for the period		(130,663)	(31,092)
Accumulated losses prior years		(82,026)	(50,934)
Total equity		**51,940**	**7,950**

The accompanying notes are an integral part of the consolidated financial statements.

*** Intercompany balances with subsidiaries and related parties:**

As of December 31, 2025, the Parent Company's intercompany receivables amounted to $70,557 (2024: $17,979). These balances are included within non-current assets in the Parent Company Statement of Financial Position.

The balance as of December 31, 2025, principally comprised $31,672 due from Security Matters Pty Ltd, representing cash held on behalf of the Parent Company and accumulated funding provided for the operations of Security Matters Pty Ltd; The amount of $38,419 is relating to share-based compensation arrangements under which the Parent Company issued RSUs and options to employees, directors and service providers of subsidiaries; and $466 relating to other current intercompany accounts with other subsidiaries.

The cash held by Security Matters PTY Ltd on behalf of the Parent Company is non-interest-bearing. The intercompany balances are unsecured, and do not bear interest.

Expected Credit Loss Assessment

The Parent Company assessed the intercompany receivables for impairment in accordance with the expected credit loss ("ECL") requirements of IFRS 9.

In performing the assessment, management considered:

- the nature and composition of the intercompany balances;
- the financial position and net asset value of the relevant subsidiaries;
- approved business plans and forecast cash flows;
- expected future financing activities available to the subsidiaries;
- the Parent Company's history of providing continued financial support to Group entities;
- the strategic importance of the subsidiaries to the Group's operations and commercialisation strategy; and
- the absence of any history of non-recovery of intercompany balances within the Group.

Management concluded that the Parent Company has both the intent and ability to continue supporting the relevant subsidiaries and that the subsidiaries are expected to realise sufficient future funding and/or cash flows to meet their obligations when due.

Based on this assessment, no material expected credit loss allowance was recognised as of December 31, 2025 (2024: nil), as the estimated probability of default and loss given default were not considered material in the context of the Group's ongoing funding and support arrangements. Accordingly, the carrying amount of the intercompany receivables approximates their recoverable amount.

**** Investment in subsidiaries:**

The Parent Company has elected to account for investments in subsidiaries using the equity method in accordance with IAS 27 Separate Financial Statements. Under the equity method, investments are initially recognised at cost and subsequently adjusted for the Parent Company's share of the post-acquisition profit or loss and other comprehensive income of the investees. Dividends received reduce the carrying amount of the investment.

During the year ended December 31, 2025, the Parent Company's share of losses and other equity-accounted movements attributable to its investments in subsidiaries amounted to **S44,041 thousand**. Of this amount, **S5,526 thousand** was recognised against the remaining carrying amount of the investments, reducing the carrying amount to **nil**.

The remaining **S38,515 thousand** of the Parent Company's share of losses and other equity-accounted movements was **not recognised**, as the carrying amount of the investments had been reduced to nil and the Parent Company had **not incurred a legal or constructive obligation, nor made payments on behalf of the subsidiaries, in respect of such losses**.

Accordingly, no provision for the unrecognised share of losses has been recognised as of December 31, 2025.

USS in thousands	**2025**	**2024**
Balance at 1 January	5,526	17,749
Share of losses and other equity-accounted movements recognised against investment	(5,526)	(12,223)
Balance at 31 December	-	**5,526**

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)

NOTE 1 - GENERAL:

A. SMX (Security Matters) Public Limited Company ("Security Matters" or the "Company" and together with its subsidiaries, the "Group" or the "consolidated entity") was incorporated on July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Company provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody. The Company is developing capabilities for the tokenization of physical materials, enabling the creation of digital assets backed by verified physical provenance, including applications in metals and other high-value materials.

The Company continues to expand its strategic focus across multiple high-growth sectors, including advanced materials, precious metals, and circular economy solutions. This includes expansion into key global markets such as Europe, Asia (e.g Japan, Korea, Singapore) and the Middle East (e.g. UAE), development of digital asset capabilities including tokenization of materials, and integration of complementary technologies to deliver end-to-end solutions to clients. The Company is also advancing applications across industries including automotive, electronics, and critical minerals, positioning its platform as a comprehensive infrastructure layer for supply chain traceability and circularity.

B. The SPAC transaction:

On March 7, 2023 (the "Closing Date") the Company completed its SPAC transaction (the "Business Combination") with Lionheart III Corp ("Lionheart"), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company's wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ share market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the "BCA") and accompanying scheme implementation deed ("SID"). Under the BCA, the existing Lionheart shareholders received the Company's shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company's shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Share Exchange.

The Business Combination resulted in 97.58% redemption by Lionheart's public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.
The result of the merger between the Company and Security Matters PTY Ltd. as described in this Note, is that legally the Company owns the entire share capital of Security Matters PTY Ltd.
For further information see previous year financial statements.

C. The TrueGold acquisition:

On October 3, 2023, the Company signed an agreement with True Gold Consortium Pty Ltd.'s ("TrueGold") shareholders to acquire an additional 7.5% which increased the Company's holdings to 51.9% in TrueGold and resulted in the Company's gaining control over TrueGold. On July 10, 2024, the Company's ownership percentage in TrueGold increased from 51.9% to 52.9% as part of the LOI agreement with PMB.

D. Going Concern:

As of December 31, 2025, the Company had accumulated losses of $251 million and continued to incur operating losses and negative cash flows from operating activities during to date of these financial statements. The Company has not yet generated revenues and is required to obtain additional financing in order to continue to operate. The Company continues to actively manage its capital structure through a combination of equity financing, strategic partnerships, and access to committed capital facilities. These initiatives are designed to support the Company's transition toward large-scale commercialization. While additional funding will be required to support long-term growth, management believes that the Company's current strategy and access to capital provide a reasonable basis to continue operations. The Company's accumulated losses, continuing operating losses and negative operating cash flows, together with its dependence on additional financing, indicate that a material uncertainty exists that may cast significant doubt on the Group's and Parent Company's ability to continue as a going concern.
Notwithstanding the above, the accompanying consolidated financial statements have been prepared on a going concern basis.

During the period, the Company entered into convertible securities funding agreements up to $42.8 million of principal amount before 20% Original Issuance Discount ("OID") and a Standby Equity Purchase Agreement of $100 million (hereafter "SEPA") in addition to cash repayment of bridge loans, short term loan and convertible note in the amount of $1,433. The Company plans to continue the issuance of shares and warrants and secure convertible notes and other funding sources such as the increase of the SEPA by additional $150 million (see note 26.2). While future funding remains subject to market conditions, the Company continues to actively pursue multiple financing pathways, including equity facilities, strategic investors, and capital markets initiatives, to support its operational and commercialization objectives. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company's long-term business plan. Considering the above, the Company's dependency on external funding for its operations raises a substantial doubt about the Company's ability to continue to operate as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

E. Company group structure:

The Company operates primarily with 9 wholly owned subsidiaries and 2 majority owned subsidiaries, all of which have been consolidated in these consolidated financial statements

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%
Lionheart III Corp	USA	100%	100%
SMX (Security Matters) Ireland Limited	Ireland	100%	100%
SMX Fashion and Luxury	France	100%	100%
TrueSilver SMX Platform Ltd.	Canada	100%	100%
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	100%
SMX Circular Economy Platform PTE, Ltd.	Singapore	70%	70%
True Gold Consortium Pty Ltd.	Australia	52.9%	52.9%
SMX Circular Economy FZCO *	UAE	100%	-

In addition, the Company's has the following investments in a joint venture:

Entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

* The Company's Irish structure supports its intellectual property strategy, enhancing protection, licensing efficiency, and future revenue generation from its technology portfolio

F. On July 15, 2024, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse share split of 75:1 under the symbol "SMX," with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2025, financial statements are presented post this reverse share split.

G. On January 15, 2025, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse share split of 28.5:1 under the symbol "SMX," with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. Approved by shareholders and Board of Directors on December 10, 2024. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.165 to $4.70250014886352. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2025, financial statements are presented post this reverse share split.

H. On June 16, 2025, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse share split of 4.1:1 under the symbol "SMX," with a new CUSIP number of G8267K 166 and the new ISIN code IE000B8AU702. Approved by shareholders and Board of Directors on April 15, 2025, this reverse split consolidated every 4.1 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 4 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.0000000000001 to $0.00000000000041. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse share split.

I. On August 7, 2025, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post- reverse share split of 7:1 under the symbol "SMX," with a new CUSIP number of G8267K2174 and the new ISIN code IE000TB5RTG4. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 7.0 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 9 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000041 to $0.000000000000287. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse share split.

J. On October 23, 2025, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse share split of 10.89958:1 under the symbol "SMX," with a new CUSIP number of G8267K182 and the new ISIN code IE000UPDVNX9. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 10.89958 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 15.5 million to approximately 1.4 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.000000000000287 to $0.000000000000312817946. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse share split.

K. On November 18, 2025, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse share split of 8:1 under the symbol "SMX," with a new CUSIP number of G8267K307 and the new ISIN code IE000UPDVNX9. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 8 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 8.4 million to approximately 1.05 million. Fractional shares resulting from

the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from \$0.0000000000312817946 to \$0.000000000002502543568 per share. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse share split.

L. In Accordance with Section 322 of the Companies Act 2014, for the year ended 31 December 2025, the remuneration of the Company's statutory auditor, exclusive of VAT, was \$264 and other non-audit services was \$75.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements have been prepared on a going concern basis in accordance with the Companies Act 2014 and International Financial Reporting Standards (IFRS) as adopted by the European Union. The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value.

Principles of consolidation

The consolidated financial statements incorporate the assets, liabilities and results of SMX (Security Matters) Public Limited Company and all entities controlled by the Company as of and for the years ended December 31, 2025 and 2024. SMX (Security Matters) Public Limited Company and its subsidiaries together are referred to as the "Company" or the "consolidated entity".

Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is obtained and continue to be consolidated until the date that control ceases.

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at fair value, and the identifiable assets acquired and liabilities assumed are recognised at their acquisition-date fair values in accordance with IFRS 3.

Intercompany balances, transactions, income and expenses are eliminated in full on consolidation. Unrealised gains and losses arising from intra-company transactions are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

The financial statements of subsidiaries are adjusted, where necessary, to ensure consistency with the accounting policies adopted by the Company.

Investments in associated companies

Associates are entities over which the Company has significant influence but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of an investee but is not control or joint control over those policies. In assessing significant influence, the Company considers the presumption of significant influence arising from ownership of 20% or more of the voting rights of an investee, together with other relevant indicators, including representation on the board of directors, participation in policy-making processes, material transactions between the parties, interchange of managerial personnel, the provision of essential technical information and the existence of potential voting rights.

Joint arrangements are arrangements over which two or more parties have joint control. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. In assessing joint control, the Company considers the contractual arrangements, governance structure and decision-making rights associated with the arrangement to determine whether unanimous consent is required for decisions relating to the relevant activities. The Company assesses the rights and obligations arising from a joint arrangement in accordance with IFRS 11 to determine whether the arrangement is a joint operation or a joint venture.

Interests in associates and joint ventures are accounted for using the equity method and are initially recognised at cost, including directly attributable transaction costs. Under the equity method, the carrying amount of the investment is adjusted to recognise the Company's share of the profit or loss and other comprehensive income of the associate or joint venture after the date of acquisition. Distributions received from associates and joint ventures reduce the carrying amount of the investment.

The consolidated financial statements include the Company's share of the profit or loss, other comprehensive income and movements in equity of associates and joint ventures from the date significant influence or joint control commences until the date significant influence or joint control ceases.

When the Company's share of losses in an associate or joint venture equals or exceeds its interest in that entity, the Company does not recognise further losses unless it has incurred legal or constructive obligations or has made payments on behalf of the associate or joint venture.

The Company evaluates at each reporting date whether there is objective evidence that an investment in an associate or joint venture is impaired. If such evidence exists, the Company recognises an impairment loss in accordance with IAS 28 *Investments in Associates and Joint Ventures*.

The determination of whether the Company has significant influence over an investee or joint control over an arrangement requires the exercise of judgment based on the specific facts and circumstances of each investment. Significant judgments relating to the assessment of significant influence and joint control are disclosed in the Significant Judgments and Estimates note.

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. The functional currency of Security Matters Pty Ltd. is Australian Dollar. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekel. The functional currency of Security Matters Canada Ltd. is Canadian Dollar. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold is Australian Dollar. The functional currency of SMX Circular Economy FZCO is Emirati Dirham.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 ("The Effects of Changes in Foreign Exchange Rates"). Accordingly, transactions and balances have been converted as follows:

- Assets and liabilities – at the rate of exchange applicable at the reporting date.
- Income and expense items are translated at the exchange rates prevailing on the dates of the transactions. For practical reasons, average exchange rates for the period are used where such rates approximate the actual exchange rates at the dates of the transactions.
-
- Share capital, capital reserve and other capital movement items were at the rate of exchange as of the date of recognition of those items.
- The accumulated losses was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
- Exchange gains and losses from the aforementioned conversion are recognised in the statement of other comprehensive losses in the Foreign Currency Translation Reserve.

Issue of a unit of financial instruments

Issue of financing arrangements containing multiple instruments

The Group periodically enters into financing arrangements that may comprise financial liabilities measured at amortised cost, financial liabilities measured at fair value through profit or loss ("FVTPL"), derivative financial liabilities and equity instruments.

Where a financing arrangement contains more than one component, each component is identified and accounted for in accordance with its applicable classification and measurement requirements under IAS 32 and IFRS 9.

Compound financial instruments

For compound financial instruments containing both a liability and an equity component, the liability component is measured first at the fair value of a comparable liability that does not contain the equity conversion feature. The equity component is recognised as the residual amount of the proceeds received after deducting the fair value of the liability component.

The liability component is subsequently measured at amortised cost using the effective interest method. The equity component is not subsequently remeasured.

Convertible instruments containing derivative conversion features

Where a conversion feature does not qualify for equity classification under IAS 32, the Group assesses whether the conversion feature should be separated from the host liability as an embedded derivative in accordance with IFRS 9.

Where separation is required, the derivative conversion feature is recognised as a financial liability measured at fair value through profit or loss and is remeasured at each reporting date, with changes in fair value recognised in profit or loss. The host liability is accounted for separately in accordance with its applicable classification.

Where the relevant criteria of IFRS 9 are met, the hybrid instrument may be designated and measured in its entirety at fair value through profit or loss.

Financial liabilities measured at fair value through profit or loss

Financial liabilities classified or designated as FVTPL, including certain warrant liabilities, derivative conversion features and other embedded derivatives that do not qualify for equity classification, are initially recognised at fair value and subsequently remeasured at fair value through profit or loss at each reporting date.

Financial liabilities measured at amortised cost

Financial liabilities classified as amortised cost are initially recognised at fair value less directly attributable transaction costs and are subsequently measured using the effective interest method.

Equity instruments

Where a component of a financing arrangement meets the definition of an equity instrument under IAS 32, the amount allocated to that component is recognised in equity and is not subsequently remeasured.

Transaction costs

Transaction costs relating to instruments measured at fair value through profit or loss are recognised immediately in profit or loss.

Transaction costs directly attributable to liabilities measured at amortised cost are included in the initial carrying amount of the liability and subsequently recognised using the effective interest method.

Transaction costs directly attributable to equity instruments are recognised as a deduction from equity.

Where transaction costs relate jointly to more than one component of a financing arrangement, they are allocated on a reasonable basis consistent with the initial allocation of the related proceeds and the applicable accounting requirements.

Governmental grants

Government grants received for the use of research and development activities, for which the Company undertook to pay royalties to the state, contingent on future sales arising from this financing, were treated as forgivable loans. The grant was recognised as a liability in the financial statements, except when there is reasonable assurance that the Company will comply with the conditions for the forgiveness of the loan, then it would be recognised as a government grant. When the loan bears a below-market rate of interest, the liability is recognised at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognised at inception was treated as a

government grant and recognised as a reimbursement of research expenses. The repayment of the liability to the state is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognised in profit or loss.

Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

A. In the principal market for the asset or liability; or

B. In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statements of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3 - Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets and Other receivables

Financial assets

The Company classifies its financial assets on initial recognition based on both the Company's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Other receivables

Other receivables comprise both financial and non-financial assets.
Financial assets included within other receivables are measured at amortized cost where they are held within a business model whose objective is to collect contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial receivables are initially recognised at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. The Company recognises impairment allowances in accordance with the expected credit loss model prescribed by IFRS 9.
Non-financial receivables, including recoverable indirect taxes, prepaid expenses and similar balances, are not within the scope of IFRS 9 and are carried at the amount expected to be recovered or consumed.
The Company had no financial assets classified as fair value through profit or loss as of 31 December 2025.

Financial liabilities

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognised at fair value less transaction costs that are directly attributable to the issue of financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position, except for financial liabilities which are measured at fair value through profit or loss.

Convertible loan liabilities

The Company enters into financing arrangements that may include convertible loan instruments. Each convertible instrument is assessed on initial recognition in accordance with IAS 32 and IFRS 9 to determine whether the instrument, or any of its components, should be classified as:

- a financial liability measured at amortised cost;
- a derivative financial liability measured at fair value through profit or loss; or
- an equity instrument.

Where the conversion feature meets the fixed-for-fixed criterion of IAS 32 and is classified as equity, the liability component is subsequently measured at amortised cost using the effective interest method and the equity component is not subsequently remeasured.
Where the conversion feature does not meet the fixed-for-fixed criterion, including where conversion is based on variable conversion prices or other contractual terms requiring liability classification, the conversion feature is recognised as a derivative financial liability measured at fair value through profit or loss. Such derivative liabilities are remeasured at each reporting date with changes in fair value recognised in finance income or finance expense in profit or loss.
Accordingly, only derivative conversion features and other convertible instruments classified as fair value through profit or loss are subsequently remeasured to fair value. Convertible loan liabilities classified as amortised cost are not remeasured to fair value after initial recognition and are subsequently measured using the effective interest method.

Derivative financial liabilities measured at fair value through profit or loss

The Company's financial liabilities measured at fair value through profit or loss comprise derivative financial instruments, including warrants, options and other contracts linked to the Company's own equity instruments.

A financial instrument is classified as a derivative when (i) its value changes in response to changes in a specified underlying variable, such as the Company's share price, an interest rate, foreign exchange rate, market index or other relevant observable variable, (ii) it requires no initial net investment or an initial net investment that is smaller than would be required for other contracts expected to have a similar response to changes in market factors, and (iii) it is settled at a future date. The Company's warrants, options and certain other equity-linked instruments meet the definition of derivatives because their value changes in response to changes in the Company's share price or other specified underlying variables, they generally require little or no initial net investment and they provide for settlement at a future date.

In accordance with IAS 32 *Financial Instruments: Presentation*, such instruments are classified as financial liabilities where they do not meet the definition of an equity instrument. Derivative contracts on the Company's own equity instruments are classified as equity only when they will be settled by exchanging a fixed amount of cash, or another financial asset, for a fixed number of the Company's own equity instruments (the "fixed-for-fixed" criterion). Instruments that do not satisfy these requirements are classified as derivative financial liabilities.

Derivative financial liabilities are initially recognised at fair value. Transaction costs are recognised in profit or loss as incurred.

Subsequent to initial recognition, these liabilities are measured at fair value at each reporting date, with changes in fair value recognised in profit or loss.

Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Impairment of goodwill and intangible assets

The Company reviews goodwill for impairment at least once a year or more frequently if events or changes in circumstances indicate that there is impairment. Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset's recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate project future cash flows, among other factors. Future events and changing market conditions may impact on the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Company concludes that a definite or indefinite long-lived intangible asset is impaired, the Company recognise a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment.

Following recognition of an impairment loss, the asset's revised carrying amount (being its recoverable amount) becomes the new basis for subsequent amortisation or depreciation over its remaining useful life

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. Each CGU or group of CGUs to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the CGU may be impaired.

At each reporting date, the Company assesses whether there is any indication that an impairment loss recognised in prior periods for assets other than goodwill may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset or CGU. An impairment loss previously recognised is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised in prior years.

Impairment losses recognised in respect of goodwill are not reversed in subsequent periods.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

	%
Computers	33
Machines and equipment	20
Furniture and office equipment	10
Leasehold improvements	8

Leasehold improvements are depreciated over the term of the expected lease including optional extension, or the estimated useful lives of the improvements, whichever is shorter.

Reimbursement of research and development expenses

The Company enters into Proof of Concept ("POC") arrangements with prospective commercial counterparties to evaluate the feasibility and effectiveness of the Company's technology in specific applications. Under these arrangements, the counterparties may reimburse the Company for certain research and development activities undertaken as part of the evaluation process. The Company retains ownership and control of all intellectual property, technology, know-how and other development outputs generated during the POC activities.

The reimbursements are intended to compensate the Company for qualifying research and development expenditures incurred in performing the POC activities and are generally contingent upon the achievement of specified milestones. As the arrangements do not provide the counterparty with goods, services, licences or intellectual property rights and do not constitute contracts with customers for the purposes of IFRS 15 *Revenue from Contracts with Customers*, the related reimbursements are not recognised as revenue.

IAS 38 *Intangible Assets* does not specifically address the accounting treatment for reimbursements of research and development expenditures received from third parties. Accordingly, management applies judgement in determining the appropriate accounting treatment. The Company recognises reimbursements receivable under POC arrangements as a reduction of the related research and development expenses in profit or loss in the period in which the underlying expenditure is incurred and entitlement to reimbursement arises

Right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability, excluding leases where the lease term is 12 months or less, or where the underlying asset is of low-value. These lease expenditures are recognised on a straight-line basis over the lease term. A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Company expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

For leases other than short-term leases and leases of low-value assets, the Company recognises a lease liability at the commencement date of the lease.
All leases are accounted for by recognizing a right-of-use asset and a lease liability. Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate implicit in the lease unless (as is typically the case) this is not readily determinable, in which case the Company's incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

- amounts expected to be payable under any residual value guarantee.
- the exercise price of any purchase option granted in favor of the Company if it is reasonably certain to exercise that option.
- any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Subsequent to initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the outstanding balance and are reduced for lease payments made. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, or when there is a change in the assessment of the lease term. Any such remeasurement is recognised as an adjustment to the related right-of-use asset.

Capitalized technology development costs

Expenditures on research activities are recognised in profit or loss as incurred. Expenditure on internally developed products are mainly employee salaries and legal fees for filing of patents and are capitalized when the Company demonstrates all the following criteria:

a. The technical feasibility of completing the intangible asset so that it will be available for use or sale.

b. The intention to complete the intangible asset and use or sell it.

c. The ability to use or sell the intangible asset.

d. The probability of the intangible asset to generate future economic benefits. Among other things, the Company considers the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

e. The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

f. The ability to measure reliably the expenditures attributable to the intangible asset during its development.

The recognition criteria above are considered by the Company at each stage of development to determine when the criteria have been initially met in full.

The technical feasibility criteria is determined to be met when a the milestone of initial marking and reading capabilities is satisfied. The milestone's identification occurs only following a detailed broad mapping of the raw material characteristics and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations. The result is the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information. At this stage, the Company believes that the technical feasibility of completing the development for use is probable.

The Company notes that technical feasibility has been established and the achieved technology is ready for the next stage which consists of performing a proof-of-concept pilot with an industry partner, in order to adapt the technology for the relevant industry and adjust the development to meet the industry's needs.

Currently, the Company's capitalized development activities focus on:

1. Development of marker architecture to be embedded topically or in-situ (application) for each material/product within the optimal industrial manufacturing phase, based on industry standards and regulations.

2. Semi Industrial scale – technology implementation in semi-industrial production.

3. Development of a digital platform to support the end-to-end traceability from raw material to final product to recycling.

The Company's management has the full intention to complete the development of the technology and ultimately to sell it. This intention is demonstrated by initiating partnerships with industry market leaders and continuing the development into the next phase. The Company's intention is also reflected in the Company's approved budget.

The Company's management intends to concentrate its future sales and marketing efforts in the U.S. and Asia Pacific markets, including, but not limited to, recruitment of sales and marketing personnel. It plans to advance successful proof-of-concept pilots performed with industry leading partners, and further advance its innovative technology and commercialization efforts and collaborations in the segments relevant to its technology.

The Company's business model targets leading brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Company is currently in the transition phase from technology validation to commercial deployment. Revenue generation is expected to scale as proof-of-concept programs and strategic partnerships convert into commercial agreements, particularly within large enterprise and government-led ecosystems. The Company's technology is applicable for multiple industries such as gold, fashion, electronics and circular economy – plastic and rubber. The Company is able to provide an adaptive solution for multiple market segments, based on a unified technology

solution, through collaborative relationships with leading market companies which provide it with access to various potential entities to sell its solution. This is part of the Company's strategy to create strategic partnerships with market leaders across its main segments of activity. The Company believes that this close collaboration with market leaders, and developing a product that meets their requests, suggest that there is a strong potential market for its development.

Adequate technical and financial resources are available to complete the development; the development will be completed by the Company's technology team which consists of professional experienced scientists and engineers, with a track record in the industrial sector and with financial resources successfully raised through the issuance of ordinary shares and loans. The Company has already accomplished its core technology development and is currently focused on development of specific adjustments for different market segments. This stage is focused and short-termed, therefore, management believes that limited financial resources are required for completing the development and that there is high probability for commencing commercial agreements following the successful proof-of-concept pilots. The Company is focused on establishing industry-wide adoption through collaboration with leading partners, with the objective of creating standardized solutions across multiple sectors including plastics, metals, and supply chain authentication.

The Company has financial systems in place that allow it to maintain records in sufficient detail that enable it to measure reliably the expenditures attributable to the intangible asset during its development.

Development expenditures not satisfying all the above criteria are recognised in the consolidated statement of comprehensive income as incurred.

Subsequent measurement

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

An asset is ready for its intended use, when the developed technology becomes operational and the Company completes an initial customization.

Intangible assets with a finite useful life are amortized over their estimated useful lives and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for intangible assets are reviewed at least at each year end.

The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. An expenditure incurred in development activities, including the Company's software development is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates, the expenditure will lead to new or substantially improved products, the products are technically and commercially feasible and the Company has sufficient resources to complete the development and reach the stage for which the product is ready for use.

All other expenditure, including those incurred in order to maintain an intangible assets current level of performance, is expensed as incurred.

Management concluded that the IAS 38 capitalization criteria had been satisfied based on successful completion of key technological milestones, ongoing commercial collaborations with industry partners, approved budgets, and the availability of the necessary technical and financial resources to complete development.

Share-based compensation

Management exercises significant judgment in determining when the capitalization criteria under IAS 38 are satisfied. This assessment includes evaluation of technical feasibility, commercial viability, expected future economic benefits, availability of resources to complete development, and the ability to reliably measure attributable costs.

During the reporting period, the Company's capitalised development activities primarily related to:

1. Development of marker architecture for industrial applications;
2. Semi-industrial implementation of the technology; and
3. Development of the digital traceability platform.

Management concluded that the IAS 38 capitalization criteria had been satisfied based on successful completion of key technological milestones, ongoing commercial collaborations with industry partners, approved budgets, and the availability of the necessary technical and financial resources to complete development.

Share-based compensation

The Company accounts for share-based payment transactions in accordance with IFRS 2 *Share-based Payment*.

For equity-settled share-based payment transactions with employees and others providing similar services, including directors and management personnel, the Company measures the services received by reference to the fair value of the equity instruments granted at the grant date. The resulting expense is recognised over the relevant vesting period, together with a corresponding increase in equity.

For equity-settled share-based payment transactions with other service providers, including consultants and advisers that are not providing services in the capacity of employees, the Company measures the transaction at the fair value of the goods or services received where that fair value can be measured reliably. Where the fair value of the goods or services received cannot be measured reliably, the transaction is measured by reference to the fair value of the equity instruments granted at the measurement date in accordance with IFRS 2.

The Company uses the Black-Scholes option pricing model, where appropriate, to estimate the fair value of option awards. Significant assumptions include the share price at grant date, expected volatility, expected life of the award, expected dividend yield and the risk-free interest rate.

For equity-settled awards, the grant-date fair value is recognised in profit or loss over the vesting period. Non-market vesting conditions are reflected by adjusting the number of awards expected to vest at each reporting date so that the cumulative expense recognised reflects the number of awards ultimately expected to vest.

The Company maintains the 2022 Incentive Equity Plan (the "Plan"), pursuant to which equity-based awards may be granted to employees, directors, senior management, consultants and other service providers of the Company.

The purpose of the Plan is to attract, retain and motivate individuals who contribute to the long-term success of the Company and to align their interests with those of shareholders by providing an opportunity to participate in the future growth and value of the Company.

Awards under the Plan may include share options, restricted share units, restricted shares and other equity-based incentives, as determined and approved by the Board of Directors. The specific terms of each award, including the number of instruments granted, exercise price (where applicable), vesting conditions, contractual term and other restrictions, are determined at the grant date and documented in the applicable award agreement.

Awards generally vest based on continued service over a specified vesting period, although the Board of Directors may impose additional performance, market or other conditions where appropriate. Once vested, share options may be exercised by the holder during the applicable exercise period in accordance with the terms of the Plan and the related award agreement. Unvested awards and vested awards that are not exercised within the contractual term generally expire in accordance with the provisions of the Plan.

The Plan is administered by the Board of Directors, acting directly or through the Compensation Committee. The Compensation Committee reviews and recommends grants and award terms, while the Board of Directors retains ultimate authority for approval of awards and interpretation of the Plan. The Company's finance department is responsible for maintaining records relating to the Plan and for accounting for share-based payment transactions in accordance with IFRS 2.

The share-based payment arrangements are classified as equity-settled awards, as the Company has no present obligation to settle the awards in cash. Accordingly, the fair value of awards is measured at the grant date and recognised as an expense over the applicable vesting period, with a corresponding increase in equity.

New standards, interpretations and amendments

Standards and amendments adopted during the current year:

The Company adopted all new and amended IFRS Accounting Standards that became effective for annual reporting periods beginning on or after 1 January 2025.

In particular, the Company adopted the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability. These amendments provide additional guidance and disclosure requirements in circumstances where a currency cannot be exchanged into another currency.

Based on the nature of the Company's operations, financing arrangements and foreign currency exposures, the adoption of these amendments did not have a material impact on the recognition, measurement or presentation of the Company's consolidated financial statements for the year ended 31 December 2025.

Standards and amendments issued but not yet effective:

The following standards and amendments have been issued but are not yet effective for the year ended 31 December 2025 and have not been early adopted by the Company:

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures relating to the Classification and Measurement of Financial Instruments (effective 1 January 2026).
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7) (effective 1 January 2026).
IFRS 18 Presentation and Disclosure in Financial Statements (effective 1 January 2027).
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective 1 January 2027).
The Company has performed a preliminary assessment of these standards and amendments. Based on the nature of the Company's current operations and financing arrangements, the Company does not presently expect the adoption of these standards and amendments to have a material impact on the recognition or measurement of its assets, liabilities, income or expenses.
IFRS 18 is expected to primarily affect the presentation and disclosure of information in the financial statements, including the categorisation and subtotals presented in the statement of profit or loss, aggregation and disaggregation of information, and the disclosure of management-defined performance measures.
At the date of authorisation of these consolidated financial statements, the Company has not completed a detailed assessment of all potential effects of the standards and amendments that are not yet effective. Accordingly, where the impact of initial application has not yet been fully determined, the Company is unable to reasonably estimate the quantitative effect, if any, on its future financial statements.
The Company does not expect to be eligible to apply IFRS 19 and does not expect any other IFRS Accounting Standards issued but not yet effective to have a material impact on its consolidated financial statements.

The significant accounting judgments, estimates and assumptions followed in the preparation of the financial statements, on a consistent basis, are:

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognised in the consolidated financial statements.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the change in estimate. The key assumptions made in the financial statements are discussed below.

Share based compensation

The Company measures the fair value of equity-settled share-based payment awards granted to employees, directors, consultants and service providers at the grant date in accordance with IFRS 2 *Share-based Payment*. Determining the fair value of such awards requires the application of valuation techniques and significant management judgment in selecting the appropriate assumptions.

Depending on the nature and terms of the award, the Company utilizes valuation methodologies including the Black-Scholes option pricing model and other appropriate valuation techniques. The determination of grant-date fair value requires management to estimate the following key assumptions:

- expected share price volatility;
- expected term of the award;
- risk-free interest rate;

- expected dividend yield;
- expected forfeiture rates;
- expected exercise behaviour;
- the probability of achieving non-market performance conditions, where applicable; and
- the impact of market-based vesting conditions, where applicable.

The expected volatility assumption is based on historical volatility of the Company's share price and, where considered appropriate, comparable market data. The expected term reflects management's assessment of the period over which the awards are expected to remain outstanding, taking into account contractual terms and expected exercise patterns. The risk-free interest rate is determined by reference to the yields available on government securities with maturities consistent with the expected life of the awards.

Changes in these assumptions may have a material impact on the estimated fair value of share-based awards and the amount of share-based compensation expense recognised in the consolidated statement of profit or loss. Management reviews the assumptions at each grant date and applies judgment in determining the most appropriate inputs based on the facts and circumstances surrounding each award.
The detailed valuation assumptions applied to awards granted during the reporting period are disclosed in Note 15, Share-Based Compensation.

Intangible assets

Significant judgment is required in determining whether development expenditures satisfy the capitalization criteria under IAS 38 *Intangible Assets*. Management assesses whether the conditions for capitalization have been met, including:

- determining when technical feasibility of the underlying technology has been achieved;
- assessing the probability of future economic benefits arising from the development activities;
- evaluating the expected commercial success of proof-of-concept pilots and subsequent commercialization opportunities;
- assessing the availability of adequate technical, operational and financial resources to complete development; and
- determining when the underlying technology will be available for its intended use and amortisation should commence.

The Company's capitalised development activities primarily relate to the development of marker architecture, semi-industrial implementation of the technology and the digital traceability platform.

In making these assessments, management considers technical milestones achieved, progress of proof-of-concept projects, strategic industry partnerships, approved development budgets, available funding, intellectual property protection and expected commercialization plans. Due to the innovative nature of the Company's technology and the fact that future commercialization is dependent on successful proof-of-concept projects and customer adoption, significant judgment is required in assessing the likelihood and timing of future economic benefits.
Management reviews these judgments, estimates and assumptions at each reporting date and updates them prospectively when facts and circumstances change. Where indicators of impairment exist, the related capitalised development costs are assessed for impairment in accordance with IAS 36 *Impairment of Assets*.

Impairment of goodwill and intangible assets

The Company reviews goodwill for impairment at least once a year or more frequently if events or changes in circumstances indicate that there is impairment. Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. See more information in note 6.

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset's recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate project future cash flows, among other factors. Future events and changing market conditions may impact on the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Company concludes that a definite or indefinite long-lived intangible asset is impaired, the Company recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the asset's impairment.

Financial liabilities at fair value

The Company's financial liabilities measured at fair value through profit or loss comprise derivative conversion features embedded in certain convertible instruments, warrant liabilities and other derivative financial liabilities arising from financing arrangements that do not qualify for equity classification under IAS 32. Further details of these instruments are provided in Notes 24 and 25.

The fair value of these financial liabilities is estimated using appropriate valuation techniques, including the Black-Scholes option pricing model and Monte Carlo simulation methodology, where applicable. These valuation techniques are designed to reflect the specific terms and conditions of the underlying instruments, together with the Company's capital structure and the volatility of the relevant underlying inputs.

The valuation of these financial liabilities requires management to make significant judgments and estimates regarding assumptions that are not directly observable in the market. Key assumptions may include expected share price volatility, expected term, risk-free interest rates, probability and timing of future financing events, probability of conversion or exercise features being triggered, and other contractual provisions specific to the underlying instruments.

Management develops these assumptions based on available market data, historical information, contractual terms and expectations regarding future events and business performance as of the reporting date. Changes in these assumptions could materially affect the estimated fair value of the financial liabilities and the resulting gains or losses recognised in profit or loss.

Given the use of significant unobservable inputs and management judgment, these fair value measurements are classified within Level 3 of the fair value hierarchy. The valuations are based on management's assumptions and projections at the reporting date and reflect the best information available under the circumstances.

Operating Segment Information

Operating Decision Maker

The Company applies IFRS 8 *Operating Segments*, which requires operating segments to be identified on the basis of internal reports regularly reviewed by the chief operating decision maker ("CODM") in order to allocate resources to the segment and assess its performance.

Management has determined that the Chief Executive Officer, together with the Board of Directors, acts as the CODM.

The Company is engaged in the development and commercialization of its proprietary marking, authentication, track-and-trace and circular economy technology platform. The Company's technologies are designed to provide authentication, provenance, traceability and sustainability solutions across multiple industries through an integrated business platform.

Management monitors the operations, allocates resources and evaluates financial performance on a consolidated Company basis. The Company's operations are managed as a single business unit and the CODM reviews consolidated financial information for purposes of making operating decisions, assessing performance and allocating resources. Accordingly, management has concluded that the Company operates as one operating segment and one reportable segment for the years presented.

Revenue, operating loss, assets and liabilities are reported and reviewed by the CODM on a consolidated basis. Consequently, no separate segment revenue, profit or loss, assets or liabilities disclosures are presented.

Major Customers

The Company is in the pre-revenue stage and did not generate any revenue during the year ended December 31, 2025. Accordingly, no major customer disclosures are required.

Geographical Information

The Company's activities are conducted through entities located in multiple jurisdictions, including Ireland, Australia, Singapore, Israel and other locations (see Note 1.E.). However, the CODM does not regularly review financial information by geographical area for purposes of allocating resources or assessing performance. Accordingly, geographical information is not used in identifying operating segments.

Non-current assets are primarily attributable to the Company 's technology platform, intellectual property portfolio and related development activities.

Non-current assets by geographical area

The Company's non-current assets by geographical location were as follows:

	December 31, 2025	December 31, 2024
	US$ in thousands	
Australia	27,212	35,992
Israel	1,438	3,201
Total	**28,650**	**39,193**

For the purposes of IFRS 8.33(b), non-current assets include property, plant and equipment, right-of-use assets, intangible assets, goodwill and investments accounted for under the equity method, and exclude financial instruments, deferred tax assets and other assets that are specifically excluded from the scope of IFRS 8 geographical asset disclosures.
Non-current assets are attributed to geographical areas based on the location of the underlying assets and operations to which those assets relate.

NOTE 3 - OTHER CURRENT RECEIVABLES:

Consolidated:

	December 31, 2025	December 31, 2024
	US$ in thousands	
Receivable in respect of exercise of warrants	-	1,510
Recoverable VAT, GST and other indirect taxes	364	305
Prepaid expenses	198	102
Proof of concept receivables	8	46
Other	17	30
Total	**587**	**1,993**

Parent Company:

	December 31, 2025	December 31, 2024
	US$ in thousands	
Receivable in respect of exercise of warrants	-	1,510
Prepaid expenses	107	102
Total	**107**	**1,612**

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT, NET

SCHEDULE OF PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total
Cost					
At January 1, 2025	76	1,162	70	102	1,410
Additions	-	-	-	-	-
Currency translation adjustments	10	167	10	15	202
At December 31, 2025	86	1,329	80	117	1,612
Accumulated depreciation					
At January 1, 2025	33	965	46	98	1,142
Depreciation	10	118	8	4	140
Currency translation adjustments	5	140	6	14	165
At December 31, 2025	48	1,223	60	116	1,447
Net book value at December 31, 2025	**38**	**106**	**20**	**1**	**165**

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total
Cost					
At January 1, 2024	75	1,146	69	102	1,392
Additions	-	21	-	-	21
Currency translation adjustments	1	(5)	1	-	(3)
At December 31, 2024	76	1,162	70	102	1,410
Accumulated depreciation					
At January 1, 2024	24	832	37	88	981
Depreciation	9	135	9	10	163
Currency translation adjustments	-	(2)	-	-	(2)
At December 31, 2024	33	965	46	98	1,142
Net book value at December 31, 2024	**43**	**197**	**24**	**4**	**268**

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANY:

SCHEDULE OF INVESTMENTS IN ASSOCIATED COMPANIES

Entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

Yahaloma Technologies Inc.

On April 30, 2019, Security Matters Ltd. signed an agreement with Trifecta Industries Inc. ("Trifecta") for the commercialization of Security Matters Ltd.'s trace technology in the diamonds and precious stone industry.

Under the terms of the agreement, Security Matters Ltd. and Trifecta established a new entity – Yahaloma Technologies Inc. ("Yahaloma"), which is equally held by Security Matters Limited and Trifecta.

Yahaloma has the exclusive rights and responsibility to commercialize the Company's intellectual property in the area of diamonds or precious stone. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited and Trifecta. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party's share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company's interests in this joint venture is accounted for using the equity method of accounting.

The Company has assessed whether there are any significant restrictions on the ability of its joint ventures to transfer funds to the Company in the form of dividends, loan repayments or advances and is not aware of any material restrictions as of December 31, 2025.

The Company did not have any unrecognised share of losses relating to its joint ventures as of December 31, 2025, or December 31, 2024.

The Company is exposed to risks associated with its interests in joint ventures, including funding requirements, operational risks, commercialisation risks and the achievement of future business objectives. However, the Company's maximum exposure to loss from its interests in joint ventures is limited to the carrying amount of its investments together with any funding commitments specifically agreed by the parties.

The Group's interest in Yahaloma Technologies Inc. is not individually material to the Group.
Aggregate information in respect of the Group's individually immaterial joint ventures is as follows:

US$ in thousands	**2025**	**2024**
Carrying amount of investments in joint venture	114	105
Share of profit (loss) from continuing operations	-	-

Refer to Note 2 - Significant Accounting Policies, Accounting Judgments, Estimates and Assumptions for further information regarding the assessment of joint control and classification of Yahaloma as a joint venture accounted for using the equity method in accordance with IAS 28.

NOTE 6 - INTANGIBLE ASSETS, NET AND GOODWILL:

SUMMARY OF INTANGIBLE ASSETS NET

	Capitalization of development costs	Purchased license	Core Technology License	Total
COST				
As of January 1, 2025	5,266	782	10,449	16,497
Currency translation adjustments	194	58	-	252
As of December 31, 2025	5,460	840	10,449	16,749
Accumulated amortization and impairment				
As of January 1, 2025	2,788	75	1,306	4,169
Amortization	534	103	2,612	3,249
Impairment	1,542	-	-	1,542
Currency translation adjustments	(121)	(6)	-	(127)
As of December 31, 2025	4,743	172	3,918	8,833
Net book value as of December 31, 2025	**717**	**668**	**6,531**	**7,916**

	Capitalization of development costs	Purchased license	Core Technology License	Total
COST				
As of January 1, 2024	5,342	819	10,449	16,610
Capitalized development cost	169	-	-	169
Currency translation adjustments	(245)	(37)	-	(282)
As of December 31, 2024	5,266	782	10,449	16,497
Accumulated amortization				
As of January 1, 2024	124	-	-	124
Amortization	694	75	1,306	2,075
Impairment	2,197	-	-	2,197
Currency translation adjustments	(227)	-	-	(227)
As of December 31, 2024	2,788	75	1,306	4,169
Net book value as of December 31, 2024	**2,478**	**707**	**9,143**	**12,328**

Intangible assets as of December 31, 2025 and 2024 consist of capitalized development costs of the Company's technology, the cost of the exclusive license intellectual property and core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). The capitalized development costs and purchased license are amortized in accordance with its useful life of 5.5 years. The Core Technology License is amortized in accordance with its useful life of 4 years. The Company commenced amortization of both the capitalized development costs and purchased licenses and core technology as of July 1, 2024.

Goodwill and impairment

The Group is required to test goodwill for impairment at least annually and whenever indicators of impairment exist. The recoverable amount of a cash-generating unit ("CGU") is determined based on value-in-use calculations using discounted future cash flows. The valuation requires management to estimate future cash flows and determine an appropriate discount rate reflecting the risks associated with the CGU.

Goodwill is allocated to the True Gold Consortium Pty Ltd. CGU, which represents the business acquired in the TrueGold business combination. The carrying amount of goodwill allocated to the CGU as of 31 December 2025 was $20,120 (2024: $26,144).

Before recognition of the impairment loss, the carrying amount of the True Gold Consortium Pty Ltd. CGU as of 31 December 2025 was approximately $32,675, comprising a technology asset of approximately $6,531, goodwill of approximately $26,144, offset by net negative operating working capital.

The recoverable amount of the CGU was determined using a value-in-use model based on discounted cash flow projections derived from management-approved budgets and forecasts for the period 2026 to 2034, together with a terminal value calculation. The recoverable amount of the CGU as of 31 December 2025 was approximately $26,650.

The key assumptions applied in the value-in-use calculation were as follows:

Key Assumption	**2025**	**2024**
Forecast period	2026 to 2034 (9 years)	2025 to 2032 (8 years)
Pre-tax discount rate	30.0%	29.6%
Terminal growth rate	2.5%	2.5%
Basis of projections	Management-approved budgets and forecasts	Management-approved budgets and forecasts

The projected cash flows are based on management's expectations regarding future commercial agreements, adoption of the Group's technology within the gold industry, operating expenditures, funding requirements and expected commercialisation activities. Forecast revenues reflect expected penetration of the gold industry value chain, while projected costs reflect expected operating costs, efficiencies and future development activities. The valuation was based on discounted cash flow projections prepared by management and reviewed by an independent valuation expert.

During the year, the Group did not meet its revenue forecast. This had an adverse impact on the projected value in use of the CGU and consequently resulted in an impairment charge of $6,024 (2024: $6,813), which was allocated entirely to goodwill. The impairment was primarily attributable to delays in achieving previously forecast commercialisation milestones and lower expected future cash flows.

Following recognition of the impairment loss, the carrying amount of goodwill was reduced to $20,120 (2024: $26,144).

Management performed sensitivity analyses on the key assumptions used in determining the recoverable amount of the TrueGold CGU. Given the pre-commercial stage of the CGU, management considers the revenue and commercialisation forecasts to be the principal assumptions affecting the recoverable amount, as the valuation is primarily dependent on the achievement of forecast revenues and commercialisation milestones.

In preparing the valuation, management's projected income was reduced by 7.5% to reflect the CGU's failure to achieve the targets assumed in the prior valuation. Accordingly, further adverse changes in projected revenues, delays in commercialisation or a reduction in expected future income would reduce the recoverable amount of the CGU and may result in additional impairment.

The valuation is also affected by other assumptions, including the pre-tax discount rate of 30.0% and terminal growth rate of 2.5%. Management considers the revenue and commercialisation forecasts to represent the primary material sensitivity of the valuation, while reasonably possible changes in the other assumptions, individually, are not expected to have as significant an effect on the impairment assessment.

As a sensitivity, management considered a reduction in the probability factor from 92.5% to 90.0%, with the other principal valuation assumptions remaining unchanged. Under this scenario, the impairment charge would increase from approximately $6,024 thousand to approximately $8,258 thousand, representing an additional impairment of approximately $2,234 thousand.

Given the interrelationship between the revenue forecasts, commercialisation assumptions and other valuation inputs, management considers that presenting detailed numerical scenarios for individual assumptions would not provide materially more meaningful information regarding the overall sensitivity of the impairment assessment.

In accordance with IAS 36, impairment losses recognised in respect of goodwill are not reversed in subsequent periods.

NOTE 7 - CONVERTIBLE NOTES:

Classification and measurement of convertible notes and related instruments

The Company evaluated each financing arrangement in accordance with IAS 32 Financial Instruments: Presentation, IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to determine the appropriate classification and measurement basis for each instrument and its individual components.

A. On January 25, 2023, the Company received an amount of $250 in consideration for issuance of a convertible note (the "LP Convertible Note") and two types of warrants, to Lee Pinkerton ("**LP**"). The LP Convertible Note's principal amount is $250 and the maturity date is the earlier of December 31, 2024, and the date of any change in control (excluding the Business Combination). As of December 31, 2025, the company did not settle the full principal amount and all accrued interest. Based on Management's projections, the Company expects to satisfy this obligation by December 31, 2026. The Convertible Note has an interest rate of 15% per annum and shall be converted into ordinary shares at LP's discretion, at a fixed conversion price of $470,250 ($5,746,196,840 after reverse share splits) per ordinary share. In addition, the Company has the right to satisfy the payment of the principal amount of the LP Convertible Note through the issuance of the Company's ordinary shares at a 20% discount to the 20 trading day VWAP preceding the maturity date.

As part of the LP Convertible Note transaction, the LP was granted two types of warrants:

(i) Bonus Warrants – 0.27 warrants to purchase ordinary shares (nil after reverse share splits) of the Company at an exercise price of $540,787 ($6,608,126,366 after reverse share splits) per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(ii) Redeemable Warrants 0.26 warrants to purchase ordinary shares (nil after reverse share splits) of the Company at a purchase price of $540,787 ($6,608,126,366 after reverse share splits) per share. The Redeemable Warrants term is five years commencing upon the Business Combination. 50% of the Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $235,125 ($2,873,098,420 after reverse share splits) per warrant. The LP has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The LP Convertible Note is recorded in accordance with its fair value. The Redeemable Warrants are accounted as a derivative financial liability measured at fair value through profit or loss. Management utilised a third-party appraiser to assist them in valuing the LP Convertible Note and Redeemable Warrants.

The fair value of the Redeemable Warrants was calculated using the Monte-Carlo simulation model. As of December 31, 2025 and 2024, the expected volatility that was used was 359.7% and 53.94%, respectively, and the risk-free interest rate used was 4.67% and 4.27%, respectively.

As of December 31, 2025, and 2024 the fair value of the Redeemable Warrants was $32 and $55, respectively.

In order to calculate the fair value of the LP Convertible Note, the Company discounted the payment schedule by a discount rate of 30%. as of December 31, 2025, and a discount rate of 22.9% as of December 31, 2024.

As of December 31, 2025, and 2024 the fair value of the LP Convertible Note was $333 and $336, respectively. All of the principal and accrued interest under the LP Convertible Note is due and owing as of the date of the authorization of these financial statements.

The January 2023 Convertible Notes contain conversion features that do not meet the fixed-for-fixed criterion of IAS 32 and are therefore classified as financial liabilities measured at fair value through profit or loss. Accordingly, the Convertible Notes are initially recognised at fair value and subsequently remeasured to fair value at each reporting date, with changes in fair value recognised in profit or loss.

The Redeemable Warrants issued together with the Convertible Notes are classified as derivative financial liabilities and are measured at fair value through profit or loss. The Bonus Warrants are classified as equity instruments and are recognised within equity.

Management reviewed the contractual terms of the LP Convertible Note and concluded that non-payment at the maturity date did not constitute a contractual default or breach. Accordingly, the disclosure requirements of IFRS 7.18-19 relating to defaults and breaches are not applicable. The obligation continues to be presented as a current liability until settlement, conversion or other extinguishment.

B. On September 6, 2023, the Company entered into a Securities Purchase Agreement to issued and sold to an institutional investor, Generating Alpha Ltd. ("Alpha"), a convertible promissory note (the "**Alpha September 2023 Note**") with a fixed conversion price of $3,501 ($42,780,298 after reverse share splits), 1,838 warrants A's (nil after reverse share splits) and 1,225 warrants B's (nil after reverse share splits), for gross proceeds of approximately $2,574, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant A's were exercisable into 1,838 (nil after reverse share splits) ordinary shares at an exercise price of $4.7025 ($57,462 after reverse share splits) per share subject to customary adjustments and may be exercised at any time until the five year anniversary. The warrant B's were exercisable into 1,225 (nil after reverse share splits) ordinary shares at an exercise price of $3,501 ($42,780,298 after reverse share splits) per share, subject to customary adjustments and may be exercised at any time until the five-year anniversary. The warrant A's and the warrant B's meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The Alpha September 2023 Note is in the principal amount of $4,290. The actual amount loaned by the investor is $2,574 after a 40% original issue discount. The maturity date of the Alpha September 2023 Note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company's ordinary shares, at a fixed conversion price of $3,501 ($42,780,298 after reverse share splits) per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement, so the investor beneficially owns less than 4.99% of the Company's ordinary shares. Additionally, the Company has the right to convert in whole or in part the Alpha September 2023 Note into ordinary shares; provided that in no case shall the Company so convert the Alpha September 2023 Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%

The Alpha September 2023 Note was recognised in accordance with the amortized cost method.

As of December 31, 2024, the investor converted all of the principal amount of the Alpha September 2023 Note into Ordinary Shares and exercised all warrant A's and B's into Ordinary Shares of the Company.

The September 2023 Convertible Promissory Note is classified as a financial liability and measured at amortised cost. The related Warrant A and Warrant B instruments meet the fixed-for-fixed criterion of IAS 32 and are therefore classified as equity instruments. The warrants are recognised within equity and are not subsequently remeasured. The classification of each instrument determines the related disclosure requirements under IFRS 7 and the basis of measurement presented in these financial statements.

C. On February 24, 2024, the Company issued to Steven Wallitt ("**SW**") a convertible security with a face value of $407 in consideration of $350, bearing 0% interest and maturing in 6 month. The note shall be repaid solely by way of conversion into the Company's ordinary shares. The conversion price was determined according to the closing price of the Company's share on the day prior to the conversion date, with no floor price. SW ranks senior but is subordinated to ClearThink Asset Management ("CTAM"), the Company advisors, in case of any new debt issuance, including subordinated debt or redeemable preferred share, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless SW waives this requirement.

On August 24, 2024, the Company extended the previous convertible security maturity date to February 24, 2025. In addition, SW will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source.

Accordingly, following a private placement transaction on October 28, 2024, the Company adjusted the conversion price to $0.49 ($170,645 after reverse share splits).

As of December 31, 2025, the convertible security remains outstanding. Based on the Company's assessment, the expected repayment date is December 31, 2026.

Based on conversion terms under this agreement Investors have the right to convert the outstanding principal into ordinary shares at any time.

The convertible security is accounted in accordance with the amortized cost model, and amounted to $483 and $370 as of December 31, 2025, and December 31, 2024, respectively.

The conversion option was accounted as a derivative financial liability and measured at fair value through profit or loss.

The fair value of the conversion option was estimated using a Monte Carlo valuation model. As of December 31, 2025, and December 31, 2024, the fair value amounted to $124 and $95, respectively, based on volatility assumptions of 202.8% and 39.78% and risk-free interest rates of 3.48% and 4.37%, respectively.

As of the date of these financial statements the principal and accrued interest payments according to the SW convertible security agreement are due and owing.

During the year ended December 31, 2025, a total of 58,238 RSU were granted to investor Steven Wallit. Financing expenses in the amount of $3,466 were recognised in connection with the issuance of these RSUs. No settlement agreement was reached with the SW's investor; accordingly, the expense was not offset against the existing liability.

Management reviewed the contractual terms of the Steven Wallitt Convertible Security and concluded that non-payment at the contractual maturity date did not constitute a contractual default or breach under the terms of the agreement. Accordingly, the disclosure requirements of IFRS 7.18-19 relating to defaults and breaches are not applicable. The obligation continues to be presented as a current liability until settlement, conversion or other extinguishment.

D. On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of promissory note and warrants to Alpha, as follows:

1. Unsecured note (the "**Alpha April Note**") in the principal amount of $2,250. The Alpha April Note carries an original issue discount (OID) of 10%, bears 12% interest per year, and its maturity date is in 12 months from issue date. Alpha has the right to convert the outstanding principal and interest into Ordinary Shares at $513 ($6,268,578 after reverse share splits) per share, with certain adjustments. If the Company is no longer restricted from variable rate transactions, the investor may convert at a 15% discount based on the lowest weighted average price during the 15 trading days before conversion. Any such conversion is subject to customary conversion limitations set forth in the Alpha April Note, so the investor beneficially owns less than 4.99% of the Company's Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Alpha April Note into Ordinary Shares; provided that in no case shall the Company so convert the Alpha April Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. A daily fee of $2 is applied if the Company fails to deliver shares upon conversion. If an event of default occurs, the Alpha April Note's outstanding principal and interest increase by 120%, or 500% in specific default situations, with default interest at the lesser of 24.5% or the maximum legal rate. The Alpha April Note also includes restrictions against variable security transactions.

2. A 5.5-year warrant to purchase 5,532 Ordinary Shares (nil after reverse share splits) at $336 ($4,105,736 after reverse share splits) per share, with anti-dilution protections. ("the April Warrants"). There is a 4.99% ownership limit on the exercise of this warrant, and the Company must pay a "Buy-In" amount if shares are not delivered timely. Alpha may elect to choose cashless exercise mechanism.

3. Inducement offers which amends the Company's existing warrants B's held by Alpha issued in September 2023 to a reduced exercise price of $4.7025 ($57,462 after reverse share splits) per share. Alpha immediately exercised these warrants B's in full.

The Alpha April Note is a financial liability which is measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of April 11, 2024, the Alpha April Note amounted to $220, and the Conversion Option fair value amounted to $656.

As of April 11, 2024, the fair value of the conversion option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 52.08% and the risk-free interest rate used is 5.17%.

During 2024, the investor converted approximately $2,110 of the principal amount and accrued interest into 467,424 (38 after reverse share splits) ordinary shares.

As of December 31, 2024, the Alpha April Note amounted to $72 and the Conversion Option fair value amounted to $48. As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 39.78% and the risk-free interest rate used is 4.37%.

The April Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut off, the April Warrants will be measured in accordance with their fair value and all changes in fair value will be recognised through profit or loss. As of April 11, 2024, the April Warrants' fair value amounted to $1,090.

As of April 11, 2024, the fair value of the April Warrants was calculated using the Black-Scholes model with expected volatility of 73.43% and the risk-free interest rate used is 4.61%.

As of December 31, 2024, Alpha exercised all the April Warrants into Ordinary Shares of the Company.

In addition, during 2025, Alpha exercised its embedded conversion option with respect to the remaining balance of the Alpha April Note, converting it into 16 ordinary shares of the Company, with a fair value at the conversion date of $842.

On April 2, 2025, the Company entered into a settlement agreement with Alpha, pursuant to which it issued 33 ordinary shares to Alpha, with a fair value at the issuance date of $787. As of December 31, 2025, the entire outstanding balance of the Alpha April Note had been converted into ordinary shares of the Company, and accordingly, no further liability to Alpha remains in respect of this note.

E. On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP ("**PMB**"), as part of the Company's ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution of the exchange of a $1,000 senior secured note (originally due May 31, 2024) for a $800 Convertible Note due December 31, 2024 ("the $800 Convertible Note"), and a $500 non-convertible promissory note due December 31, 2024 ("the $500 Non-Convertible Promissory Note" and, together with the $800 Convertible Note, the "Senior Promissory Notes") and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the "Definitive Agreements").

The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the $800 Convertible Note and the $500 Non-Convertible Promissory Note, with terms consistent with the Letter of Intent, were all dated as of September 4, 2024.

The Senior Promissory Notes carry an annual interest of 15%. PMB has the right to convert the $800 Convertible Note and accumulated interest into 2,673 (nil after reverse share splits) ordinary shares.

The $800 Convertible Note was initially recognised at fair value through profit or loss and is subsequently measured at amortised cost using the effective interest method. .

The conversion option embedded in the $800 Convertible Note was assessed in accordance with IAS 32 *Financial Instruments: Presentation*. Management concluded that the conversion feature met the fixed-for-fixed criterion and therefore qualified for classification as an equity instrument. Upon initial recognition, the proceeds received were allocated between the liability component and the equity component based on their relative fair values. The liability component was initially recognised at fair value and is subsequently measured at amortised cost using the effective interest method. The equity component was recognised within equity on initial recognition and is not subsequently remeasured.

The $500 Non-Convertible Promissory Note was initially recognised at fair value through profit or loss and is subsequently measured at amortised cost using the effective interest method. .

On May 13, 2025, the parties executed an amendment, effective March 31, 2025, under which the maturity date of both notes was extended to November 30, 2025, and the contractual interest rate was increased from 15% to 18% per annum. In connection with the amendment, accrued and unpaid interest of approximately $93 was capitalised into principal. As a result, the principal balance of the $800 Convertible Note increased from $800 to approximately $857, and the principal balance of the $500 Non-Convertible Promissory Note increased from $500 to approximately $536.

In accordance with IFRS 9, the quantitative and qualitative effects of the amendment were assessed, and it was determined that the modification was non-substantial. Accordingly, the amortized cost of the liabilities was adjusted to reflect the revised contractual cash flows, discounted at the original effective interest rate, with the resulting difference recognised as finance expenses in profit or loss.

The amortized cost including interest of the convertible promissory note in the principal amount of $800 and the promissory note in the principal amount of $500, in aggregate, was $1,572 as of December 31, 2025, and $1,359 as of December 31, 2024, respectively.

During 2025, a total of 58,254 ordinary shares were granted to PMB's investor. Finance expenses in the amount of $3,679 were recognised. As no settlement agreement was reached with PMB's investor, the recognised finance expense was recorded against issued capital and additional paid-in capital and was not offset against the related financial liability.

All of the principal and accrued interest under the PMB Convertible Notes, is due and owing as of the date of these financial statements.

As of 31 December 2025, the Company had not repaid the outstanding amounts due under the PMB Senior Promissory Notes by their contractual maturity date and, accordingly, an event of default had occurred under the terms of the agreements. Following the event of default, the outstanding balances became subject to the contractual default provisions, including the application of the default interest rate specified in the agreements. The carrying amounts of the PMB Senior Promissory Notes as of 31 December 2025 incorporate the effects of the applicable default interest and other amounts contractually due at the reporting date.
The aggregate carrying amount of the PMB Senior Promissory Notes included in the consolidated statement of financial position as of 31 December 2025 was $1,572.
The default had not been remedied as of 31 December 2025. Management continues to engage with PMB regarding settlement and restructuring of the obligations.

No waiver, amendment or settlement had been executed as of the date of authorization of these financial statements

Accordingly, the Company has provided the disclosures required by IFRS 7.18-19 relating to defaults and breaches of borrowing arrangements.

F. On July 19, 2024 the Company entered into Securities Purchase Agreement issued and sold to Alpha, a promissory note (the "**Alpha July Note**") and warrants (the "July Warrants"), for gross proceeds of $747.5, before deducting fees and other offering expenses payable by the Company. The Alpha July Note is in the principal amount of $1,150 (the "Principal Amount") and carries an original issue discount of 35%. The maturity date of the Alpha July Note is the 12-month anniversary of the issuance date. The Alpha has the right, at any time, to convert all or any portion of the outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company's Ordinary Shares, at a conversion price equal to the lesser of $174 ($2,126,184 after reverse share splits) or 80% of the lowest volume weighted average price of the Company's ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Alpha July Note including for fundamental transactions (the "Conversion option") Any such conversion is subject to customary conversion limitations set forth in the Alpha July Note so the Alpha beneficially owns less than 4.99% of the Company's Ordinary Shares. Any principal amount on the Alpha July Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection. According to the purchase agreement, the Company issued to the Alpha the July Warrants, to purchase up to 7,317 (nil after reverse share splits) Ordinary Shares, with an exercise price of $178 ($2,175,062 after reverse share splits) per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time for 5.5 years from issuance.

The July Warrants also may be exercised pursuant to a cashless or net exercise provision. The exercise of the July Warrants is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The July Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut-off, the July Warrants will be measured in accordance with its fair value and all changes in fair value will be recognised through profit or loss.

As of July 19, 2024, the July Warrants fair value amounted to $741. The July Warrants were calculated using Black-Scholes model with expected volatility of 59.6% and the risk-free interest rate used is 4.16%.

As of December 31, 2024, all of the July Warrants were converted into ordinary shares.

The Alpha July Note is a financial liability which will be measured in accordance with the amortized cost method, and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of July 19, 2024, the Alpha July Note amounted to $0, and the Conversion Option fair value amounted to $753.

As of July 19, 2024, the fair value of the conversion option was calculated by estimating the Alpha July Note using Monte Carlo model with expected volatility of 61.67% and the risk-free interest rate used is 4.85%.

As of December 31, 2024, the Alpha July Note amounted to $520, and the Conversion Option fair value amounted to $527.

As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha July Note using the Monte Carlo model with expected volatility of 58.7% and the risk-free interest rate used is 4.28%.

During 2025, the Alpha July Note and the accrued interest were fully converted into ordinary shares (see Note 15, B-1).

G. On August 30, 2024, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC ("**1800 Diagonal August**"), to issue and sell a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company ("the 1800 Diagonal August Promissory Note"). The 1800 Diagonal August Promissory Note is in the principal amount of $223.7, which includes an original issue discount of $29.2. A one-time interest charge of 10%, or $22.4 was applied to the principal. The maturity date of the 1800 Diagonal August Promissory Note is June 30, 2025. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123; (2) on March 30, 2025, $30.7; (3) on April 30, 2025, $30.7; (4) on May 30, 2025, $30.7 and (5) on June 30, 2025, $30.7.

The 1800 Diagonal August Promissory Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note.

In the event of an Event of Default, (i) the 1800 Diagonal August Promissory Note shall become immediately due and payable, (ii) the principal and interest balance of the note shall be increased by 150% and (ii) the 1800 Diagonal August Promissory Note may be converted into Ordinary Shares of the Company at the sole discretion of the 1800 Diagonal August. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the 1800 Diagonal August Promissory Note so the 1800 Diagonal August beneficially owns less than 4.99% of the Company's Ordinary Shares. The 1800 Diagonal August shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder's deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the 1800 Diagonal August. The Company is subject to customary indemnification terms in favour of the 1800 Diagonal August and its affiliates and certain other parties. The Company paid a placement agent approximately $18 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

The 1800 Diagonal August Promissory Note was accounted as financial liability in accordance with the amortized cost method using the effective interest rate of 674%.

As of December 31, 2024, the carrying amount of the host straight debt component was $ 147 and the fair value of the embedded conversion option was $ 121.

The convertible feature was accounted as derivative financial liability and measured at fair value through profit and loss. Management utilised a third-party appraiser to assist them in valuing the convertible feature fair value using the monte Carlo simulation with expected volatility of 43% and the risk-free interest rate used is 4.89%.

According to the agreement, the loan conversion will only occur in the event of default. For the purpose of estimating the convertible feature the third-party appraiser has assumed, based on Moody's rate methodology, the is a 43.6% probability that a default event will occur. Therefore, the value of the Convertible feature is only 43.6% of the Convertible feature valuation.

The 1800 Diagonal August Promissory Note was fully repaid in cash during 2025 for an aggregate amount of approximately $246 (comprising the original principal amount of $223.7 and interest of 22.4).

H. On March 28, 2025, the Company entered into an agreement with 1800 Diagonal ("**1800 Diagonal March**"), pursuant to which it issued a promissory note with a par value of $ 295.5 in consideration for net cash proceeds of approximately $250, after deduction of issuance expenses of approximately $7.The note bears interest at an annual rate of 12% and is repayable in seven instalments between September 2025 and March 2026, as follows: (1) $ 163 on September 30, 2025; (2)-(7) $ 27.2 on each month-end from October 2025 to March 2026.

The note contains customary default provisions for similar transactions, under which, in the event of default: (i) it becomes immediately due and payable; (ii) the outstanding principal and interest increase by 150%; and (iii) it may be converted, at the sole discretion of 1800 Diagonal March, into ordinary shares of the Company. In this regard, the conversion price is the lowest closing price of the Company's shares during the ten trading days preceding the conversion request, less a 25% discount. Conversion is subject to an ownership limitation of 4.99%.

The agreement also includes customary representations, undertakings, and indemnities in favour of 1800 Diagonal March, its subsidiaries, and related entities.

For accounting purposes, the promissory note is a compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost, with an effective interest rate at initial recognition of 107.46%; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

As of March 28, 2025, the carrying amount of the host straight debt component was $204.

The fair value of the embedded conversion option at initial recognition was estimated at $ 47, as determined by management with the assistance of an independent appraiser using a Monte Carlo simulation, incorporating an expected volatility of 60.37% and a risk-free interest rate of 4.04%. As conversion is permitted only upon an event of default, the appraiser estimated the probability of such an event at 8.962%, and the fair value was calculated accordingly as this percentage of the full conversion value.

During 2025, the promissory note was fully repaid in cash for an aggregate amount of approximately $317.

I. On May 9, 2025, the Company entered into an agreement with RBW Capital **("RBW May")**, pursuant to which it issued a promissory note with a par value of $6,875 in consideration for total cash proceeds of $5,500 (before deduction of issuance expenses), reflecting an original issue discount ("OID") of $1,375, or 20% of the par value. The proceeds were received in instalments in accordance with the terms of the agreement, including $1,375 upon signing of the agreement, $1,375 near the time of submitting the draft prospectus (Registration Statement) to the SEC, and additional amounts of $625 and $2,125, no later than the effective date of the Form F-1.

According to the agreement the issuance expenses amounted to:

(i) Cash placement agent fee of $640 and legal expenses of $220, and

(ii) Warrants, at a rate of 5% of the number of shares that will actually be issued within each funding round. The warrants are exercisable at a price of $4,497 per share, for a period of 5 years from the date of grant.

The warrants granted to the underwriters are classified as equity-settled share-based payments under IFRS 2 and are measured at fair value at the grant date. the Company has allocated the underwriting costs incurred in proportion to the allocation of proceeds. Accordingly, the total fair value recognised against additional paid in capital and amounted to $2,718.

The contractual maturity date for repayment of the principal is May 8, 2026.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The principal is convertible at the Company's option at any time, at a conversion price equal to the higher of $ 0.32 per share or the lowest closing price of the Company's shares during the seven trading days preceding the conversion request.

Conversion is subject to an ownership limitation of 4.99%.

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, all four scheduled instalments had been received, and accordingly, four host straight debt components were recognised, together with four corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of May 9, 2025

The host straight debt component was measured at approximately $825,
The fair value of the conversion feature was estimated at approximately $550.

The key assumptions used in the valuation were as follows:

- Expected Period: 1 year
- Expected Volatility: 62.03%
- Risk-Free Interest Rate: 4.05%
- Expected Dividend Yield: 0%

Tranche 2 – As of May 23, 2025

The host straight debt component was measured at approximately $836,
The fair value of the conversion feature was estimated at approximately $539.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.96 year
- Expected Volatility: 62.13%
- Risk-Free Interest Rate: 4.15%
- Expected Dividend Yield: 0%

Tranche 3 – As of June 27, 2025

The host straight debt component was measured at approximately $404,
The fair value of the conversion feature was estimated at approximately $221.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.85 year
- Expected Volatility: 47.84%
- Risk-Free Interest Rate: 4.06%
- Expected Dividend Yield: 0%

Tranche 4 – As of July 3, 2025

The host straight debt component was measured at approximately $1,372,
The fair value of the conversion feature was estimated at approximately $753.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.85 year
- Expected Volatility: 47.84%
- Risk-Free Interest Rate: 4.06%
- Expected Dividend Yield: 0%

As of December 31, 2025, the RBW May notes were fully converted into 1,949 ordinary shares of the Company.

J. On August 1, 2025, the Company entered into an agreement with RBW Capital ("**RBW August**"), pursuant to which a Convertible Loan Agreement with two primary investors, Target Capital 1 LLC and Secure Net Capital LLC (collectively, the "Investors"), pursuant to which the Company issued a promissory note with a par value of $15,000, following an amendment to the agreement dated September 9, 2025. In consideration for total cash proceeds of $12,000. (before deduction of placement agent fee and legal expenses in total amount of $1,145), reflecting an original issue discount ("OID") of $3,000, or 20% of the par value.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The Company retains the right to prepay the outstanding balance at any time without penalty, providing flexibility to mitigate future dilution should alternative financing become available.

To prevent a change in control, a Beneficial Ownership Limitation was established, restricting any Investor from owning more than 4.99% of the Company's outstanding ordinary shares at any given time.

Pursuant to the Convertible Loan Agreement, the loan proceeds were disbursed in five tranches: $5,000, $1,000, $2,000, $1,000 and $3,000, respectively.

The Investors may convert the outstanding principal into ordinary shares at any time, at a conversion price equal to the higher of :

• 85% of the lowest daily Volume Weighted Average Price ("VWAP") during the seven trading days immediately preceding the conversion date, representing a 15% discount to market price.
• A floor price of $954 per share was established to protect the Company and existing shareholders from excessive dilution, such that the conversion price cannot fall below this threshold.

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, all five scheduled instalments had been received, and accordingly, five host straight debt components were recognised, together with five corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of August 1, 2025

The host straight debt component was measured at approximately $3,113,
The fair value of the conversion feature was estimated at approximately $1,887.

The key assumptions used in the valuation were as follows:

- Expected Period: 1 year
- Expected Volatility: 156.54%
- Risk-Free Interest Rate: 3.87%
- Expected Dividend Yield: 0%

Tranche 2 – As of August 27, 2025

The host straight debt component was measured at approximately $768,
The fair value of the conversion feature was estimated at approximately $232.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.93 year
- Expected Volatility: 151.55%
- Risk-Free Interest Rate: 3.86%
- Expected Dividend Yield: 0%

Tranche 3 – As of September 12, 2025

The host straight debt component was measured at approximately $1,811,

The fair value of the conversion feature was estimated at approximately $189.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.89 year
- Expected Volatility: 161.65%

- Risk-Free Interest Rate: 3.7%
- Expected Dividend Yield: 0%

Tranche 4 – As of September 17, 2025

The host straight debt component was measured at approximately $901,
The fair value of the conversion feature was estimated at approximately $99.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.87 year
- Expected Volatility: 148.9%
- Risk-Free Interest Rate: 3.65%
- Expected Dividend Yield: 0%

Tranche 5 – As of October 2, 2025

The host straight debt component was measured at approximately $2,656,
The fair value of the conversion feature was estimated at approximately $344.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.83 year
- Expected Volatility: 151.81%
- Risk-Free Interest Rate: 3.68%
- Expected Dividend Yield: 0%

During 2025, a principal amount in the amount of $13,750 was converted into 66,794 ordinary shares of the company.

In addition, as part of the RBW December, the Company and the relevant parties agreed that a principal amount of $1,250 which was not converted as part of the RBW August agreement would be offset against the proceeds of the new RBW December agreement (See note 7.E).

In this context, it should be noted that a modification of terms occurred following an agreement reached with the same lenders. In light of the fact that the modification was entered into with the same investors/lenders, the Company was required to assess whether the modification constituted a "substantial modification" in accordance with IFRS 9. Based on the valuation expert's determination that the modification was indeed substantial, the Company derecognised the original debt from its books at its carrying amount as of the modification date and recognised the new debt at its fair value as of that date. Any difference between the carrying amount of the original debt and the fair value of the new debt was recognised immediately as a finance loss in the amount of $249, and all costs associated with the amendment were recognised as an immediate expense.

As of December 31, 2025, the Company had no remaining obligations in respect of this liability.

K. On December 1, 2025, the Company entered into an agreement with RBW Capital **("RBW December")**, pursuant to which the Company issued a promissory note with a par value of $20,625, following an amendment to the agreement dated December 9, 2025. In consideration for total cash proceeds of $16,500 (before deduction of placement agent fee, legal expenses in total amount of $1,460), reflecting an original issue discount ("OID") of $4,125, or 20% of the par value.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The Company retains the right to prepay the outstanding balance at any time without penalty, providing flexibility to mitigate future dilution should alternative financing become available.

To prevent a change in control, a Beneficial Ownership Limitation was established, restricting any Investor from owning more than 4.99% of the Company's outstanding ordinary shares at any given time.

The investor is entitled to convert the Note into ordinary shares of the Company at any time, at a conversion price equal to the greater of the following two amounts:

• The conversion price is set at 85% of the lowest daily Volume Weighted Average Price ("VWAP") during the five trading days immediately preceding conversion, representing a 15% discount to market price.

• A floor price of $1.5 per share was established to protect the Company and existing shareholders from excessive dilution, such that the conversion price cannot fall below this threshold.

The loan proceeds in an aggregate amount of $16,500, were received in two separate tranches, as follows:

- December 3, 2025 –$5,750 thousand
- December 29, 2025 –$10,750 thousand

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, the two scheduled instalments had been received, and accordingly, two host straight debt components were recognised, together with two corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of December 3, 2025

The host straight debt component was measured at approximately $2,507,
The fair value of the conversion feature was estimated at approximately $3,243.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.5 year
- Expected Volatility: 202.47%
- Risk-Free Interest Rate: 3.68%
- Expected Dividend Yield: 0%

Tranche 2 – As of December 29, 2025

The host straight debt component was measured at approximately $4,450,
The fair value of the conversion feature was estimated at approximately $6,300.

The key assumptions used in the valuation were as follows:

- Expected Period: 0.43 year
- Expected Volatility: 244.64%
- Risk-Free Interest Rate: 3.62%
- Expected Dividend Yield: 0%

During December 2025 the company converted principal amount of the RBW December notes of $11,984 into 168,853 ordinary shares of the company.

The remaining principal amount as of December 31, 2025, was totalled to $8,641.

As of December 31, 2025, the host straight debt component was measured at approximately $2,668 and the fair value of the conversion feature was estimated at approximately $3,083.

For purposes of the aggregate fair value measurement as of December 31, 2025, the conversion feature was valued using the following assumptions:

- Expected Period: 0.43 year
- Expected Volatility: 262.92%
- Risk-Free Interest Rate: 3.61%
- Expected Dividend Yield: 0%

NOTE 8 - BRIDGE LOANS LIABILITIES:

A. Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the **"Bridge Loans"**) with eleven lenders, which previously lent Security Matters PTY Ltd. an aggregate amount of $3,860.

Part of the lender received also bonus warrants and redeemable warrants as described below.

The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i) Bonus Warrants – 0.32 warrants (nil after reverse share splits) to purchase ordinary shares of the Company at an exercise price of $540,787 ($6,608,126,366 after reverse share splits) per share and a first priority security interest in the shares of Security Matters PTY's interest in TrueGold Consortium Pty Ltd. ("**Bonus Warrants**") The Bonus Warrants term is five years commencing upon the BCA.

(ii) Redeemable Warrants Type 1 – 0.13 warrants (nil after reverse share splits) to purchase ordinary shares of SMX PLC at a purchase price of $540,787 ($6,608,126,366 after reverse share splits) per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA. ("**Redeemable Warrants Type 1**")

- 50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for $235,125 ($2,873,098,420 after reverse share splits) per warrant.
- 25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse share splits) per warrant.
- 25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse share splits) per warrant.

(iii) Redeemable Warrants Type 2 – 0.53 warrants (nil after reverse share splits) to purchase ordinary shares of SMX at a purchase price of $540,787 ($6,608,126,366 after reverse share splits) per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction ("**Redeemable Warrants Type 2**")

- 50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse share splits) per warrant.
- 50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse share splits) per warrant.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The loan components were accounted in accordance with the amortized cost method.

Bridge loans conversions and repayments:

1. During 2023 the company converted principal amount of $1,350 and redeemable warrants at the amount of $1,000 into ordinary shares.
2. During 2023 the company converted principal amount of $750 and redeemable warrants at the amount of $1,450 into cashless warrants which converted during 2024 into ordinary shares.
3. On June 27, 2024, the Company converted $119 of principal amount into ordinary shares warrants
4. On September 4, 2024, the Company converted $1,300 of principal amount and accumulated interest into Senior Promissory Note (see note 7.E).
5. During 2025, the company repaid cash amount of $370 of principal amount and accumulated interest.
6. During 2025, a total of 2,333 ordinary shares were issued to the investors, accordingly Finance expenses of approximately $198 were recognised against share capital and share premium.

As of December 31, 2025, and December 31, 2024, the principal and the accumulated interest of the bridge loans were amounted to $453 and $728, respectively.

All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognised in finance expense (income), net.

Management valuing the Bonus Warrants using the Black Scholes model.

As of December 31, 2025, and 2024, the fair value of the Bonus Warrants was nil.

Management utilised a third-party appraiser to valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using the Monte-Carlo simulation model.

As of December 31, 2025 and 2024, the fair value of the Redeemable Warrants Type 1 was $30 and $34, respectively.

Management utilised a third-party appraiser to valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2025 the redeemable warrants type 2 was expired

As of December 31, 2024, the fair value of the Redeemable Warrants Type 2 amounted to $140.

The main assumptions used in the three valuation models as of December 31, 2024 described above were:

(1) risk free rate 4.27%;
(2) volatility of assets 53.94%;
(3) expected terms of the warrants 3.18 years.

The main assumptions used in the three valuation models as of December 31, 2025, described above were:

(1) risk free rate 4.67%
(2) volatility of assets 359.7%
(3) expected terms of the warrants 2.18 years.

NOTE 9 – ALPHA SPA:

On April 19, 2024, the Company entered into a Share Purchase Agreement ("SPA") with Alpha, committing Alpha to purchase up to $30 million of the Company's ordinary shares, subject to the SPA's terms. The Company may direct Alpha to purchase ordinary shares at its discretion after a three-month period, with a minimum purchase ("Put") of $20 and a maximum of $833 in any 30-day period, subject to certain pricing conditions based on market price. The Company has the right to terminate the SPA at no cost or penalty upon five trading days' prior written notice to Alpha, provided that there are no outstanding Put notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. As of December 31, 2024, no withdrawal was carried out from this credit line. On May 9, 2025, the Company terminated the SPA without having made any withdrawals up to that date.

NOTE 10 – TARGET SEPA:

On December 1, 2025, the Company entered into a Standby Equity Purchase Agreement as amended on December 9, 2025 (the "SEPA") with the Selling Shareholders Target Capital 1 LLC (the "SEPA Investor"), in which the SEPA Investor has committed to purchase from the Company up to $100 million of the Company's Ordinary Shares in an equity line of credit (the "Equity Line"), subject to the terms and conditions specified in the SEPA;

As consideration for the SEPA Investor commitment to purchase Ordinary Shares upon the terms and subject to the conditions set forth in the SEPA, the Company agreed to pay to the SEPA Investor a facility fee (the "Facility Fee") equal to two percent of the commitment amount of $100 million. To satisfy the Facility Fee, the Company shall issue or cause to be issued or transferred to the SEPA Investor that number of additional Ordinary Shares (or pre-funded warrants representing such shares) equal to $2 million divided by the lesser of the most recent closing price of the Ordinary Shares on (i) the effective date of the SEPA, and (ii) the lowest 1-Trading Day VWAP of the Ordinary Shares of the five Trading Days immediately preceding the date the SEPA Form F-1 is declared effective. On December 30, 2025, The Company issued to the SEPA Investor 10,505 ordinary shares at a cost value of $2,639 equals to the spot price of the number of shares issued as determined on their issuance date.

Subject to the terms and conditions of the SEPA, the Company has the right from time to time at its discretion until the first day of the month following the 36-month period after the date of the SEPA (or earlier in the event the SEPA Investor shall have

made payment of $100 million in Advances), to direct the SEPA Investor to purchase a specified amount of ordinary shares (each such sale, an "Advance") by delivering written notice to the SEPA Investor (each, an "Advance Notice"). While there is no mandatory minimum amount for any Advance, it may not exceed the lesser of (i) an amount equal to one hundred percent (100%) of the average of the Daily Traded Amount (as defined in the SEPA) during the five consecutive Trading Days immediately preceding an Advance Notice, (ii) 30% of the Daily Traded Amount (as defined in the SEPA) and (iii) $1 million, and may not exceed 4.99% of the issued and outstanding Ordinary Shares. The Ordinary Shares purchased pursuant to an Advance will be purchased at a price equal to 94% of the lowest VWAP of the Ordinary Shares during the three Trading Days following the applicable notice date. The Company may also deliver intraday purchase notices to the Investor, and the Ordinary Shares purchased pursuant to an intraday Advance will be purchased at a price equal to 98% of the lowest traded price of the Ordinary Shares during the intraday pricing period, as determined pursuant to the terms of the SEPA.

The Company has the right to control the timing and amount of any sales of ordinary shares to the SEPA Investor under the Equity Line. Actual sales of the Ordinary Shares under the Equity Line will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

Pursuant to the SEPA, the SEPA Investor may offer, sell or otherwise distribute all or a portion of the ordinary shares purchased under the SEPA, either publicly or through private transactions, at prevailing market prices or at negotiated prices. The Company will not receive any proceeds from the sale of ordinary shares by the SEPA Investor pursuant to the SEPA. However, the Company may receive up to $100 million in aggregate gross proceeds from sales of ordinary shares to the SEPA Investor that the Company may, in its sole discretion, elect to make from time to time pursuant to the SEPA and in accordance with the terms and conditions thereof.

The Company intends to use the net proceeds from the sale of the SEPA for working capital and general corporate purposes, to pay down certain outstanding indebtedness and other liabilities of the Company. Initially, the Company intended to acquire bitcoin or another cryptocurrency subject to the mutual consent of the parties, which should serve as a reserve asset for the Company, and for so long as the SEPA remain outstanding, shall be used to secure amounts outstanding under the SEPA. After payment of expenses and certain liabilities, generally, 50% of net proceeds to the Company under the SEPA and the Equity Line will be used to purchase the crypto assets. However, on December 9, 2025, the agreement was amended and the Company's obligation to acquire bitcoin or another cryptocurrency with a portion of the proceeds under the SEPA terms was amended. If at the time the Company delivers any purchase notice the price of the ordinary shares on the trading market is at or above $10.0, the Company is not required to use the proceeds of such purchase notice to acquire bitcoin or another cryptocurrency.

As of December 31, 2025, no withdrawal was carried out from Target SEPA.

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY:

On September 11, 2024, the Company entered into a AEGIS Private Placement transaction (the "AEGIS Private Placement"), pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors (the "Purchasers").
Under certain circumstances, the transaction could result in aggregate gross proceeds of up to $5.350 million before deducting placement agent fees and other expenses payable by the Company in connection with the AEGIS Private Placement.
Twenty percent (20%) of the gross proceeds, or $1.072 million, was initially held in escrow and was repayable to the Purchasers under certain circumstances relating to the Series A Common Warrants issued in the AEGIS Private Placement. The Company was unable to satisfy certain of the specified conditions and, accordingly, did not receive the $1.072 million held in escrow. As a result, the Company received gross proceeds of approximately $4.278 million before transaction costs. Aegis Capital Corp. ("Aegis") acted as the lead placement agent and ClearThink Securities acted as co-placement agent for the AEGIS Private Placement.

The offering consisted of the sale of 187,719 (15 after reverse share splits) Common Units, each consisting of one Ordinary Share or Pre-Funded Warrant, two Series A Common Warrants each to purchase one Ordinary Share per warrant at an exercise price of $28.5 ($348,254 after reverse share splits) , subject to adjustment, and one Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $28.5 ($348,254 after reverse share splits) (or $28.49) ($348,132 after reverse share splits) for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.00285 ($34.8 after reverse share splits) per Pre-Funded Warrant.

The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. During the offering the company issued 55,789 (5 after reverse share splits) ordinary shares and 131,930 (11 after reverse share splits) Pre-Funded Warrants.

The initial exercise price of each Series A Common Warrant is $1 ($12,219 after reverse share splits) per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire by March 12, 2030. Post-adjustment, the number of securities issuable under the Series A Common Warrants in the aggregate is 766,210 (63 after reverse share splits). The post-adjustment exercise price of each Series A Common Warrant is $13.9 ($169,850 after reverse share splits)

The initial exercise price of each Series B Common Warrant is $0.00285 ($34.8 after reverse share splits) per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers. Post-adjustment, the number of securities issuable under the Series B Common Warrant is 195,381 (16 after reverse share splits).

The Pre-Funded Warrants, Series B Common Warrants and Series A Common Warrant meets the definition of a derivative financial liability and measured at fair value through profit and loss on initial recognition and subsequent.

As of December 31, 2024, all the Pre-Funded warrants and all the Series B Common Warrants were exercised into ordinary shares.

As of October 28, 2024, the fair value of the Series A Common Warrants was $5,845. The Series A Common Warrants are classified as derivative financial liabilities measured at fair value through profit or loss and are remeasured to fair value at each reporting date. Changes in fair value are recognised in finance income or finance expense in the statement of comprehensive loss.

Management utilised a third-party appraiser to assist them in valuing the Series A Common Warrant by using the Black-Scholes model.

The key inputs that were used to estimate the fair value as of October 28, 2024, were:

- risk-free interest rate 4.11%
- expected volatility 59.1%
- expected dividend yield of 0%
- expected term of warrants – 5.4 years

During 2024, 277,439 (23 after reverse share splits) Series A Common Warrants were exercised into ordinary shares.

The remaining 488,762 (40 after reverse share splits) Series A Common Warrants have been valued at the fair value as of December 31, 2025 and 2024 and amounted to $5 and $1,322 respectively.

The key inputs that were used to estimate the fair value as of December 31, 2025, were:

- risk-free interest rate 3.658%
- expected volatility 168.55%
- expected dividend yield of 0%
- expected term of warrants – 4.2 years

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

- risk-free interest rate 4.38%

● expected volatility 58.9%

● expected dividend yield of 0%

● expected term of warrants – 5.2 years

The Company also entered into a Placement Agent Agreement with Aegis as the lead placement agent, The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the AEGIS Private Placement, a 3% commission of the proceeds from any cash exercise of the Warrants, and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the AEGIS Private Placement.

The transaction cost amounted to $1,113 and allocated to the financial instruments issued that measured at fair value through profit and loss and recorded as expenses incurred. The placement agent fee includes liable to pay 3% of the proceeds from the cash exercise of Series A Common Warrants ("the 3% Provision"). The 3% Provision accounted for financial liability at fair value through profit and loss on initial recognition and subsequent.

Management utilised a third-party appraiser to assist them in valuing the 3% Provision by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of October 28, 2024, were:

● risk-free interest rate 4.11%

● expected volatility 59.1%

● expected dividend yield of 0%

● expected term of warrants – 5.4 years

As of October 28, 2024, the fair value of the 3% provision was $76.

The key inputs that were used to estimate the fair value as of December 31, 2025, were:

● risk-free interest rate 3.658%

● expected volatility 168.55%

● expected dividend yield of 0%

● expected term of warrants – 4.2 years

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

● risk-free interest rate 4.38%

● expected volatility 58.9%

● expected dividend yield of 0%

● expected term of warrants – 5.2 years

As of December 31, 2025, and December 31, 2024, the fair value of the 3% provision was $0.01 and $59 respectively.

NOTE 12 - SHORT TERM LOAN:

On December 28, 2024, the Company entered into a Loan Agreement, dated as of December 27, 2024 (the "**Abri Loan Agreement**"), with Abri Advisors Ltd. ("Abri"), pursuant to which the Company borrowed $1,000 from Abri. Pursuant to the Abri Loan Agreement, the Company agrees to pay to Abri at the June 30, 2025, maturity date, $1,400, which represents an original issue discount of 28.577%, plus interest on such amount at an absolute rate of 15%. During the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, the Company shall not issue any other form of debt instrument ranking senior or pari passu to or with the obligations under the Abri Loan Agreement, whether in terms of payment or collateral, without the express prior written consent of Abri. Additionally, during the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, if the Company undertakes, completes, agrees to complete, commits to complete, or otherwise sells any equity, or other securities fungible in any way into equity, warrants, options, preferred shares, convertible preferred shares, or any other form of equity-related instrument of the Company (a "Financing"), then the Company shall repay twenty-five percent (25.0%) of the then Loan Balance within three business days from the closing date of the Financing (a "Financing Repayment"). A Financing Repayment shall not reduce or otherwise diminish the amount due under the Abri Loan Agreement at the maturity of the loan, irrespective of the date of the Financing Repayment.

The Abri Loan Agreement contains customary Events of Default for transactions similar to the transactions contemplated by the Abri Loan Agreement. In the event of an Event of Default, subject to a three-day cure period, the loan balance due plus any Refinancing Repayment that may be due, then multiplied by 150%, shall become immediately due and payable by the Company to Abri (the "Default Payment Amount"). The Default Payment Amount shall compound interest at a monthly rate of 5.0% from the date it becomes due and payable up and until the date of payment. The Abri Loan Agreement contains representations and warranties made by each of the Company and Abri. As of 31 December 2024, the loan amount is $1,000.

During 2025, following the occurrence of an Event of Default under the Abri Loan Agreement, the outstanding loan balance and accumulated interest was accelerated and increased by 150%, becoming immediately due and payable in accordance with the terms of the agreement.

During the second half of 2025, the Company repaid an aggregate amount of $500 in cash and entered into settlement agreement with Abri to convert the remaining outstanding loan balance and the accumulated interest into ordinary shares.

In connection with this settlement, the Company issued an aggregate of 58,288 ordinary shares.

As of December 31, 2025, the Company has no remaining obligations in respect of this liability.

NOTE 13 - LEASES:

The Company has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease terms of 12 years; motor vehicles generally have lease terms of 3 years.
The Company assesses at commencement whether a contract contains a lease and recognises a right-of-use asset and corresponding lease liability, except for leases that qualify for the short-term lease exemption and leases of low-value assets.

Expenses relating to short-term leases and leases of low-value assets that are not recognised as right-of-use assets were not material during the years ended December 31, 2025, and 2024.

The Company did not have any material short-term leases, leases of low-value assets or leases containing variable lease payments that were excluded from the measurement of lease liabilities during the years ended December 31, 2025, and 2024. Accordingly, no material expense was recognised in respect of such arrangements.
The Company did not enter into any material sale and leaseback transactions during the years ended December 31, 2025, and 2024 and had no material commitments relating to leases that have not yet commenced as of the reporting dates.

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
		US $ thousand	
As of January 1, 2024	366	23	389
Foreign currency translation	(1)	-	(1)
Depreciation expense	(37)	(3)	(40)
As of December 31, 2024	328	20	348
Foreign currency translation	49	-	49
Depreciation expense	(58)	(3)	(61)
As of December 31, 2025	319	17	336

Information on leases:

	Year ended December 31,	
	2025	2024
	US $ thousand	
Interest expense on lease liabilities	36	29
Total cash outflow for leases	86	79

For an analysis of maturity dates of lease liabilities, see Note 24 on liquidity risk.

NOTE 14 - OTHER PAYABLES:

Consolidated:

	December 31, 2025	December 31, 2024
	US $ thousand	
Excise Tax	1,569	1,569
Accrued expenses	1,872	1,596
Employees, salaries and related liabilities	574	1,008
Liabilities for grants received (see also note 22)	202	177
Total	**4,217**	**4,350**

Parent Company

	December 31, 2025	December 31, 2024
	US$ in thousands	
Excise Tax	1,569	1,569
Accrued expenses	829	547
Total	**2,398**	**2,116**

NOTE 15 - SHAREHOLDERS' EQUITY

SCHEDULE OF SHARE CAPITAL

	Number of shares *			
	December 31, 2025		December 31, 2024	
	Authorised	Issued and outstanding	Authorised	Issued and outstanding
Ordinary shares USD 0.000000000012219451015625 nominal value	817,549,003,406,601,232,640	1,795,943	1,392	95
Preferred shares USD 0.0001 nomina value	200,000,000,000	-	200,000,000,000	-
Deferred shares Euro 1 nomina value	25,000	25,000	25,000	25,000

* The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1, 1-for-7, 1-for-10.89958, 1-for-8, 1-for-4.8828125, 1-for-20 and 1-for-2.285 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, , May 11, 2026 and June 1, 2026, respectively, of the Company's issued and outstanding Ordinary Shares (the "Reverse Share Splits"). See also Note 1.F- 1.K, 26.3, 26.10 and 26.11.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a nomina value per share of $ 0.000000000012219451015625.

Preferred shares

Preferred shares of a nominal value of $0.0001 with such designation, rights and preferences as may be determined from time to time by the Company's Board of Directors.

Deferred shares Euro 1 par value

Immediately prior to consummation of the Business Combination pursuant to the BCA and the SID, the Company had issued and paid-up share capital of (i) €25,000 representing 25,000 deferred shares of €1.00 each and (ii) $0.0001 representing one Ordinary Share of $0.0001 each in the capital of the Company, in order to satisfy statutory capitalization requirements for all Irish public limited companies.

Shares issued and outstanding - summary:

Ordinary shares USD $4.7025 par value	Year ended December 31,	
	2025	2024
Outstanding at beginning of the year	95	1
*Ordinary shares issued on conversion of convertible notes (see section B)	267,016	93
Ordinary shares issued on vesting or settlement of RSUs (See section C)	1,528,832	1
Outstanding at the end of year	**1,795,943**	**95**

B. Changes in Share capital

During 2024

1. On January 4, 2024, the Company issued 47 ordinary shares (nil after reverse share splits) to a service provider in connection with certain investor relations services.

2. Pursuant to Letter Agreement with Yorkville signed on February 2, 2024, the Company issued during the first quarter of 2024, 1,251 ordinary shares (nil after reverse share splits) for an aggregate of $527 net proceeds and in addition in June 21, 2024 the investor exercised the 117 warrants (nil after reverse share splits) into 117 ordinary shares (nil after reverse share splits) at an exercise price of $4.7025 ($57,460 after reverse share splits) per warrant.

3. On February 1, 2024, the Company issued 234 ordinary shares (nil after reverse share splits) to EF Hutton pursuant to their agreement as an underwriter.

4. On February 20, 2024, the Company completed an underwritten public offering of 5,672 Ordinary Shares and pre-funded warrants (nil after reverse share splits) at $513 ($6,268,574 after reverse share splits) per share, generating gross proceeds of approximately $2.91 million. The offering included a provision for the issuance of pre-funded warrants, convertible on a 1-for-1 basis into Ordinary Shares at a price of $508 ($6,207,480 after reverse share splits) per share, to prevent any purchaser from exceeding 4.99% beneficial ownership. After deducting discounts, commissions, and offering expenses, net proceeds amounted to approximately $2.69 million. The Company paid the underwriter a cash fee of 2.5% of the gross proceeds, alongside $100 in expenses. The pre-funded warrants met the fix for fix criteria and were classified as equity instrument.

As of December 31, 2024, the Company issued 1,620 ordinary shares at a subscription price per share of $513 ($6,268,574 after reverse share splits) and 4,052 ordinary shares due to Pre-Funded Warrants (nil after reverse share splits) exercise at a price per Pre-Funded Warrant of $508 ($6,207,480 after reverse share splits).

5. Pursuant to a private placement binding term sheet dated February 28, 2024, the Company issued 100,000 (8 after reverse share splits) warrants to the investor with an exercise price of $0.05 ($610 after reverse share splits) per share.

6. During 2024, Alpha converted $2.3 million of convertible promissory note and accrued interest into an aggregate of 640 (nil after reverse share splits) Ordinary Shares and exercised 1,838 (nil after reverse share splits) Warrant A (see also note 7.B).

7. On April 11, 2024, pursuant to a Securities Purchase Agreement with Alpha, the Company issued 5,532 (nil after reverse share splits) warrants for a 5.5 years period with an exercise price of $336 ($4,105,732 after reverse share splits) per warrant. In addition, pursuant to a Warrant Amendment and Inducement Letter, Alpha exercised his outstanding "B" warrants to purchase 1,225 (nil after reverse share splits) Ordinary Shares. The Existing Warrants were issued to Alpha as of September 6, 2023 and had a fixed exercise price of $3,501 ($42,780,297 after reverse share splits) per share. Pursuant to the Inducement Letter, Alpha agreed to exercise for cash the existing warrants in full at a reduced exercise price of $4.7025 ($57,460 after reverse share splits) per share.

   Alpha converted approximately $2,110 of the principal amount into 464,424 (38 after reverse share splits) ordinary shares. As of December 31, 2024, Alpha exercised all the warrants pursuant to a cashless mechanism into 5,387 (nil after reverse share splits) Ordinary Shares. (see also note 7.D).

8. During the twelve-month period ended December 31, 2024, all the Cashless Warrants were fully exercised in cashless and converted into 472 (nil after reverse share splits) ordinary shares. In addition, the Company issued another 290 (nil after reverse share splits) ordinary shares according to an amendment to the agreement with certain former debtholders. (see note 8).

9. During April 2024, a service provider exercised in a cashless transaction all its warrants and the Company issued 54 (nil after reverse share splits) ordinary shares. In addition, the Company issued another 32 (nil after reverse share splits) ordinary shares according to an amendment to the agreement with her.

10. On April 24, 2024, the Company issued to Alpha 1,275 (nil after reverse share splits) Ordinary Shares as a 1.5% commitment fee under the SPA signed on April 19, 2024 (see note 9).

11. During the second quarter of 2024, the Company converted $569 of debt into 1,494 (nil after reverse share splits) ordinary shares.

12. On June 27, 2024, the Company converted $119 debt to 410 (nil after reverse share splits) ordinary shares and issued 32 (nil after reverse share splits) warrants at an exercise price of $4.7025 ($57,460 after reverse share splits) per warrant.

13. On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB. Under the LOI, the Company restructured $1.3 million of its debt to PMB (see note 7.E). Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. PMB exchanged its shares in TrueGold, for 1,022 (nil after reverse share splits) Company shares. The Company also issued 1,818 (nil after reverse share splits) shares as consideration for PMB's waivers and releases related to the debt.

14. On July 19, 2024, pursuant to a Securities Purchase Agreement, the Company issued to Alpha 7,317 (nil after reverse share splits) warrants for a 5.5 years period with an exercise price of $178 ($2,175,058 after reverse share splits) per warrant. The warrants also may be exercised pursuant to a cashless mechanism. As of December 31, 2024, all of the warrants were exercised into 7,188 (nil after reverse share splits) ordinary shares. (see note 7.F).

15. On September 11, 2024, pursuant to a Securities Purchase Agreement, the Company issued to investors an aggregate of 55,789 (4 after reverse share splits) ordinary shares, 131,930 (10 after reverse share splits) Pre-Funded Warrants and 375,439 (30 after reverse share splits) series A common warrants. On October 28, 2024, pursuant to the terms of the transaction, the Company further issued 195,381 (15 after reverse share splits) Series B Common Warrants and an additional 390,763 (31after reverse share splits) Series A Common Warrant.

    As of 31 December 2024, the investors exercised all of Pre-Funded Warrants and Series B Common Warrants, and 277,439 (22 after reverse share splits) of the Series A Common Warrants.

    As of December 31, 2024, the outstanding Series A Common Warrant totalled 488,762 (39 after reverse share splits) at an exercise price of $13.96 ($170,584 after reverse share splits). (see note 11).

16. On September 16, 2024, an investor converted $23 of its convertible security of the Company into 793 (nil after reverse share splits) ordinary shares. (see note 8.C).

17. During September 2024, a service provider exercised options into 48 (nil after reverse share splits) ordinary shares in cashless exercise.

During 2025

(*) The amounts of ordinary shares and per share data, warrants, RSU, conversion price and exercise prices are after giving effect of all the reverse share splits that occurred during as of the date of these financial statements.

1. During the year ending December 31, 2025, the investor converted all the principal amount of Alpha April Note and Alpha July Note into 49 and 31 ordinary shares respectively, as a result of the issuance the issued capital and additional paid in capital increased in the amount of $3,204.

2. During the year ending December 31, 2025, the Company issued 125,817 ordinary shares and RSU to certain investors at a cost of $7,811 recorded as finance expenses.

3. During the year ending December 31, 2025, as part of the RBW May agreement the Company issued 224 warrants underwriters. The warrants granted to the underwriters are classified as equity-settled share-based payments under IFRS 2 and are measured at fair value at the grant date. The total amount recognised in the additional paid in capital in respect of these warrants fair value amounted to $2,718. (see Note 7.I).

    As of December 31, 2025, pursuant to the agreement all the promissory notes were fully converted into 1,949 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $9,668

4. As of December 31, 2025, pursuant to the RBW August agreement $13,750 of the principal amount of the promissory notes were converted into 66,794 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $16,176.

5. As of December 31, 2025, pursuant to the RBW December agreement the $11,984 of the principal amount of the promissory notes were converted into 168,852 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $14,098.

6. During the year ending December 31, 2025, as part of the Target SEPA agreement the Company issued 10,505 ordinary shares to the investor. The fair value of this issuance was recorded as facility fee financial expenses in the amount of $2,639 against additional paid in capital (see Note 11)

7. During the year ending December 31, 2025, the company signed settlement agreement with Abri. According to the settlement agreement the Company paid to the borrower $500 and converted the remaining debt amount into 58,288 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $4,134 (see Note 12).

The Company evaluated all ordinary shares, warrants and equity-linked instruments issued in connection with the Business Combination, debt conversions, capital raisings and warrant inducement transactions in accordance with IAS 32 *Financial Instruments: Presentation*.
Ordinary shares issued pursuant to the Business Combination, conversion of convertible notes, conversion of bridge loans, settlement of liabilities and capital raisings were classified as equity instruments and recognised within share capital and share premium.
The public warrants, private warrants and redeemable warrants issued in connection with the Business Combination contain contractual terms that do not satisfy the fixed-for-fixed criterion of IAS 32 and are therefore classified as derivative financial liabilities. These instruments are initially recognised at fair value and subsequently remeasured at fair value through profit or loss.

Warrant A and Warrant B instruments issued were assessed under IAS 32. Warrant B instruments meet the fixed-for-fixed criterion and are therefore classified as equity instruments. Warrant A instruments contain cashless exercise provisions and are therefore classified as derivative financial liabilities and measured at fair value through profit or loss.

Certain holders exercised Warrant Bs pursuant to an inducement arrangement. The incremental fair value arising from the repricing of the warrants was recognised immediately in profit or loss as a financing cost. The newly issued inducement warrants were recognised within equity, while the carrying amount of the exercised Warrant Bs together with the exercise proceeds was reclassified within equity.

Further information regarding derivative warrant liabilities, fair value measurements and related financial instrument disclosures is presented in Notes 7, 24 and 25.

C. Share-Base Compensation:

In June 2018, Security Matters PTY Ltd. adopted a Share Option Plan (the "Plan") to provide an incentive to retain, in the employment or service or directorship of the Company and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Share Option Plan include employees, directors and consultants of Security Matters PTY Ltd. or any subsidiary. On March 7, 2023, as part of the SPAC transaction, these options were exercised on a cashless basis and then after replaced with the Company's shares.

During 2024:

1. On January 31, 2024, the Company granted 702 RSUs (nil after reverse share splits) to employees, directors and service providers. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall vest monthly in equal instalments over 18 months beginning on the anniversary of the grant date, with an acceleration clause that was effective within the year 2024. As of December 31,2024 the related share-based expenses were $585.

2. On July 21, 2024, the Company granted 241 RSUs (nil after reverse share splits) to an advisor. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall vest monthly in equal instalment until December 20, 2024. According to the vesting schedule all the related share-based expenses recognised as of December 31, 2024, and totalled to $43.

3. On August 29, 2024, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the Incentive Plan to 53,500 (4 after reverse share splits) As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the amendment without shareholder approval.

4. On August 29, 2024, the Company granted an aggregate of 14,430 fully vested RSUs (nil after reverse share splits) to its employees, executive officers and directors, and to certain consultants and advisors of the Company. The company measured the fair value of the RSU's according to the quote share price at the grant day. According to the vesting schedule all the related share-based expenses recognised as of December 31, 2024, and totalled to $1,176.

5. During the year ended December 31, 2024, the Company granted 23,951 fully vested options (2 after reverse share splits) with expiration date of 4 years from the grant date to employees and service providers. The related share-based expenses that were recognised in the year ended December 31, 2024, amounted to $874.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

- risk-free rate: 3.82%;
- expected volatility: 71.56%;
- expected term: up to 2.5 years; and
- expected dividend yield: 0%.

6. As of December 31, 2024, the company recorded according to previous RSUs grants that occurred during 2023 related share-based expenses of $979.

During 2025:

1. On February 24, 2025, the Company amended its 2022 Incentive Equity Plan ("2022 Incentive Equity Plan") to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 186.

- Thereafter, the Company granted an aggregate of 143 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $4,322.

- The Company also granted 44 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $631.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

- risk-free rate: 4.14%.
- expected volatility: 74.69%;
- expected term: up to 2.5 years; and
- expected dividend yield: 0%.

2. On March 17, 2025, the Company amended the 2022 Incentive Equity Plan, to further increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 207. Thereafter, the Company granted 11 share options to certain consultants of the Company. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $140.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

- risk-free rate: 4.05%.
- expected volatility: 75.58%.
- expected term: up to 2.5 years; and
- expected dividend yield: 0%.

3. On June 17, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 1,432.

- Thereafter, the Company granted an aggregate of 721 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $9,924.

- The Company also granted 448 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $2,911.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

- risk-free rate: 3.92%.
- expected volatility: 74.23%.
- expected term: up to 2.5 years.
- and expected dividend yield: 0%.

4. On July 3, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 1,563.

- Thereafter, the Company granted an aggregate of 128 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $1,727.

- The Company also granted 12 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $119.

  The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

  - risk-free rate: 3.86%.
  - expected volatility: 142%.
  - expected term: up to 2.5 years.
  - and expected dividend yield: 0%.

5. On August 26, 2025, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 18,309.

- Thereafter, the Company granted an aggregate of 12,566 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $20,773.

- The Company also granted 3,758 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $4,896.

  The options were valued using the Black-Scholes pricing model. The main inputs which were used are:
  - risk-free rate: 3.62%.
  - expected volatility: 144%.
  - expected term: up to 2.5 years.
  - and expected dividend yield: 0%.

6. On September 4, 2025, the Company amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 25,708.

- Thereafter, the Company granted an aggregate of 4,110 RSUs to its executive officers and directors. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $2,642.

- The Company also granted 3,288 options to its directors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $1,428.

  The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

  - risk-free rate: 3.57%.
  - expected volatility: 147%.
  - expected term: up to 2.5 years.
  - and expected dividend yield: 0%.

7. On October 29, 2025, the Company further amended its Incentive Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 233,324.

- Thereafter, the Company granted an aggregate of 150,272 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $17,316.

- The Company also granted 52,480 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $4,817.

  The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

  - risk-free rate: 3.6%.
  - expected volatility: 142%.
  - expected term: up to 2.5 years.
  - and expected dividend yield: 0%.

8. On November 21, 2025, the Company further amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,442,092.

- Thereafter, the Company granted an aggregate of 1,360,896 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU's according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $28,175.

- The Company also granted 808,960 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognised in the period and totalled to $13,975.

  The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

  - risk-free rate: 3.56%.
  - expected volatility: 142%.
  - expected term: up to 2.5 years.
  - and expected dividend yield: 0%.

9. As of December 31, 2025, the company recorded according to previous RSUs and options grants that occurred during 2023-2024 related share-based expenses of $409.

   The related share-based expenses that were recognised in the year ended December 31, 2025, amounted to $114,205.

Summary of the status of the Company's Share Option Plan granted to employees, directors, advisors and service providers and changes during the relevant period are presented below:

RSUs granted to employees, directors and service providers:

SCHEDULE OF RESTRICTED SHARE UNIT

	Year ended December 31, 2025	**Year ended December 31, 2024**
	US $ thousand	
Outstanding at the beginning of the year	*	*
Granted	1,528,836	1
Vested	(1,528,832)	(1)
Forfeited	(4)	*
Outstanding at the end of year	-	*

*Nil after reverse share split

Options granted to employees, directors, advisors and service providers:

	Year ended December 31, 2025		Year ended December 31, 2024	
	Number of options	Weighted average Exercise price (USDS)	Number of options	Weighted average Exercise price (USDS)
Outstanding at beginning of year	*	-	*	-
Issue of options	869,001	183,639	*	-
Outstanding at the end of year	869,001	183,639	*	-
Exercisable options	869,001	183,639	*	-

*Nil after reverse share split

NOTE 16 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended	
	December 31, 2025	December 31, 2024
	US S thousand	
Share based compensation	101,981	3,178
Professional services	12,256	2,556
Transaction cost	2,759	2,544
Wages and salaries related	1,198	1,217
Travel expenses	604	350
Public company expenses	597	1,959
Insurance expenses	490	675
Office and maintenance	144	170
Depreciation and amortization	22	27
Other expenses	48	53
Total	**120,099**	**12,729**

NOTE 17 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended	
	December 31, 2025	December 31, 2024
	US S thousand	
Share based compensation	9,614	403
Salaries and related expenses	1,431	2,796
Materials and laboratory expenses	338	434
Subcontractors and consultants	211	135
Depreciation and amortization	179	172
Travel expenses	87	260
Freight expenses	7	8
Other expenses	11	5
Reimbursement from paid pilots and proof of concept projects *	(650)	(1,154)
Total	**11,228**	**3,059**

* Reimbursements represent amounts received from customers participating in pilot programs and proof-of-concept ("POC") projects in which the Company applies, tests and validates its technology in specific commercial environments prior to broader commercial deployment.

These arrangements form part of the Company's ongoing research, development and product validation activities. Under the terms of the arrangements, the Company retains ownership and control of all intellectual property, know-how and technology developed during the pilot or POC activities. The reimbursements are intended to recover a portion of the costs incurred in conducting the underlying development activities and do not represent consideration for the sale of goods, provision of services,

licensing of intellectual property or other revenue-generating activities. The reimbursed expenditures primarily relate to employee costs, laboratory and testing activities, contractor costs and other research and development activities incurred in performing the relevant pilot and proof-of-concept projects.

Management considers the reimbursements to be directly attributable recoveries of specific research and development expenditures incurred on behalf of customers participating in pilot and proof-of-concept activities. Accordingly, the amounts are presented as a reduction of the related research and development expenses to reflect the net cost of the underlying development activities. The Company does not consider the reimbursements to represent revenue from contracts with customers within the scope of IFRS 15 or other income arising from activities separate from the related research and development projects.

The reimbursements do not represent government grants, government assistance or other forms of public funding.

NOTE 18 – SELLING AND MARKETING EXPENSES:

	Year Ended	
	December 31, 2025	December 31, 2024
	US S thousand	
Share based compensation	2,610	76
Salaries and related expenses	1,063	398
Business development	160	-
Travel expenses	144	8
Marketing expenses	120	507
Other	15	3
Total	**4,112**	**992**

NOTE 19 - TAXES ON INCOME:

1. The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.

2. Theoretical tax:

	December 31, 2025	December 31, 2024
	US $ thousand	
Reconciliation of income tax at the statutory rate		
Loss before income tax	(174,590)	(35,401)
Theoretical tax rate of 12.5%	(21,824)	(4,425)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:		
Non-deductible expenditure and others	27,338	2,984
Unrecognised temporary differences and tax losses for which deferred tax weren't recognised	(5,514)	1,441
Income tax / (benefit)	-	-

3. As of December 31, 2025, the Company has estimated carry forward tax losses of approximately $124,336 (2024: $69,393, 2023: $45,095) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

NOTE 20 - LOSS PER SHARE

	December 31, 2025	December 31, 2024
	US S thousand	
Loss for the financial year attributable to the owners of the company	**(169,178)**	**(31,092)**
Basic and diluted loss per share (US$ in thousands)	**(37)[(1)]**	**(138,537)[(1)]**
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	4,526	0.22

*Nil after revers share split

(1) The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1, 1-for-7, 1-for-10.89958, 1-for-8, 1-for-4.8828125, 1-for-20 and 1-for-2.285 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, February 17, 2026, May 11, 2026, and June 1, 2026, respectively, of the Company's issued and outstanding Ordinary Shares (the "Reverse Share Splits"). See also Note 1. F-1.K, 26.3, 26.10 and 26.11.

The calculations of the basic and diluted loss per share for all past periods presented have been adjusted retrospectively based on the new number of shares derived from the conversion ratio.

Potential ordinary shares

The Company had outstanding warrants, options and convertible instruments that could potentially dilute basic loss per share in future periods. Because the Company incurred losses in each of the periods presented, the impact of these instruments was anti-dilutive and accordingly they have been excluded from the calculation of diluted loss per share.
As of December 31, 2025, potentially dilutive securities consisted primarily of outstanding share options, warrants and convertible instruments that were exercisable or convertible into ordinary shares of the Company.

Events occurring after the reporting date

Subsequent to December 31, 2025, additional conversions of convertible instruments and exercises of warrants occurred as disclosed in Note 26 – Subsequent Events. These transactions were not included in the calculation of basic or diluted loss per share for the year ended December 31, 2025, because they occurred after the reporting date. Refer to Note 26 for further details.

NOTE 21 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

	US$ in thousands	
1. Key Management Personnel Compensation:	December 31, 2025	December 31, 2024
Short-term salary and fees	629	661
Share based payments (inc. Directors)	51,293	2,675
Post-employment retirement benefits	87	98
Non-monetary benefits	38	41
	52,047	**3,475**

2. Other Related-Party Transactions	December 31, 2025	December 31, 2024
Payments for legal services - Entity associated with former director	-	337
Revaluation of financial liabilities at fair value - Related-party financing arrangement	-	344
	-	**681**

3. Balance with Key Management Personnel :		December 31, 2025	December 31, 2024
Key management	Salary and related	(229)	(166)
Directors	Fees and related balances	(94)	(83)
		(323)	**(249)**

4. Balance with Joint Ventures :		December 31, 2025	December 31, 2024
Joint Ventures	Other receivables	15	15
Joint Ventures	Investment in joint venture	114	105
		129	**120**

NOTE 22 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Company has an approved project with the IIA under which it received a total of $162 in prior years. The Company is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2025, and 2024, the Company has not paid any royalties to IIA. The difference between the consideration received and the liability recognised at inception (present value) was treated as a government grant according to IAS 20 and recognised as a reimbursement of research expenses.

Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

	December 31, 2025	December 31, 2024
	US $ thousand	
Short term liability at year end	202	177
Total	**202**	**177**

NOTE 23 - COMMITMENTS AND CONTINGENT LIABILITIES:

As part of the Board's ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company. Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

A. In January 2015, the Company entered into an agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter

In January 2023, the Company signed an amendment to the agreement that determined the following:

(1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%; (3) expected term: up to 3 years; and (4) expected dividend yield: 0%;

The fair value of these options was $33 and recognised as a technology license intellectual property.

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2025, and 2024, based on the funds the Company actually received during the 13 month period after the BCA, the Company recognised a technology license intellectual property at the amount of $180 and $158, respectively against a liability. The change in the provision derives from exchange rate differences.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

B.

On January 12, 2024, the Company announced that it had entered into a $5 million contract with R&I Trading of New York ("R&I Trading"). The purpose of the agreement was to provide supply chain management services to a NATO member state. Following June 30, 2024, R&I Trading issued a notice of termination and initiated arbitration proceedings concerning disputed payment amounts under the contract. The Company considers the termination to be unlawful and has demanded that R&I Trading fulfil its contractual obligations. Furthermore, the Company believes R&I Trading's claims lack merit and intends to vigorously defend itself should formal proceedings commence. The Company is currently engaged in arbitration with R&I Trading. Both parties submitted their statements of claim on January 6, 2025. R&I Trading is seeking full restitution of the amounts it paid under the agreement. In contrast, the Company alleges that R&I Trading breached the contract and has requested the arbitrator to allocate remedies, particularly in the event that the Company incurs additional expenses from suppliers and employees not yet reflected in its damage estimate. The Company has also raised claims for loss of business opportunities and requested declaratory relief in its favor. On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company's IP rights and has no intention of violating the Company's IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of

defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025. On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On February 24, 2026, the arbitrator ordered each party to provide security for the arbitrator's fees in the amount of NIS 50,000. The Company paid its portion of the required security on March 1, 2026. On May 18, 2026, the arbitrator granted reciprocal applications filed by the parties and ordered each party to deposit security in the amount of $50 to secure the other party's costs in the arbitration proceedings. Following the arbitrator's decision, the parties entered into discussions and agreed to suspend the arbitration proceedings. The parties continue to engage in discussions and have undertaken to update the arbitrator should circumstances change. The most recent status notice to the arbitrator was filed on June 18, 2026.

At this stage of the proceedings, management, based on advice received from external legal counsel, considers the likelihood of an outflow of economic resources arising from R&I Trading's claims to be remote. Accordingly, the recognition criteria for a provision under IAS 37 have not been met and no provision has been recognised in the consolidated financial statements in respect of this matter, other than amounts deposited as security where applicable. The arbitration remains ongoing and the parties have asserted competing claims and counterclaims. While management believes R&I Trading's claims are without merit and intends to continue vigorously defending the proceedings, the ultimate outcome of the arbitration cannot presently be determined. Due to the uncertainties inherent in arbitration proceedings, management is unable to reliably estimate any potential financial effect or range of possible outcomes beyond the claims described above.

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Company's financial assets and financial liabilities:

	December 31,	
	2025	2024
	US $ thousand	
Financial assets at amortized cost:		
Cash and cash equivalents	12,201	2,343
Other current receivables	8	1,556
Total financial assets	12,209	3,899

	December 31,	
	2025	2024
	US $ thousand	
Financial liabilities at fair value through profit or loss:		
Short term loan	-	1,000
Convertible notes	365	391
Convertible Features	3,207	791
Warrants - derivative financial liability	5	1,384
Bridge loans liabilities	453	902
Total financial liabilities at fair value through profit or loss	4,030	4,468
Financial liabilities at amortized cost:		
Trade and other payables	12,735	13,605
Convertible notes	4,723	2,469
Lease liabilities	424	418
Government grants	202	177
Total financial liabilities at amortized cost	18,084	16,669
Total financial liabilities	22,114	21,137

Capital Management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, maintain sufficient financial flexibility to support its operations, product development and commercialization activities, and optimize shareholder value.

The Company manages its capital structure through a combination of equity issuances, debt financing and cash flow management. Capital is monitored by management and the Board of Directors through regular reviews of liquidity, cash balances, working capital requirements and forecast funding needs.

The Company defines capital as total equity attributable to shareholders together with interest-bearing borrowings.
During the year, the Company continued to fund its operations through a combination of equity financing and debt instruments. Management continuously monitors the Company's capital position and evaluates potential financing alternatives to ensure that adequate resources are available to meet the Company's strategic objectives.

The Company was not subject to any externally imposed capital requirements during the years ended 31 December 2025 and 2024.

Financial risk management objectives

The Company's activities expose it to a variety of financial risks such as market risks (foreign currency risk), credit risk and liquidity risk. The Company's management oversees the management of these risks, focusing on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses different methods to monitor different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, ageing analysis for credit risk and maturity analysis in respect of liquidity risk.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices, which in the Company's case refers only to foreign currency risk. Financial instruments affected by this risk include, loans and borrowings and short-term payables and receivables.

Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the functional currency. The Company is exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS and Euro.

As of December 31, 2025, the Company has excess financial assets over financial liabilities in foreign currencies in relation to the SGD and AED totalling approximately $151, and $11 respectively; also the Company has excess financial liabilities over financial assets in foreign currencies in relation to the NIS and AUD totalling approximately $2,188 and $273. On December 31, 2024, the Company has excess financial liabilities over financial assets in foreign currencies in relation to the NIS, AUD, SGD and EUR totalling approximately $2,745, $376, $103 and $163, respectively.

Foreign currency sensitivity analysis

The following table demonstrates the sensitivity test to a reasonably possible change of 10% in NIS, AUD, SGD, EUR and AED and NIS exchange rates against the USD, with all other variables held constant. The impact on the Company's loss for the financial year (tax effect is not relevant) and equity is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives and embedded derivatives. The Company's exposure to foreign currency changes for all other currencies is immaterial.

	Change in NIS rate	Effect on loss for the financial year
December 31, 2025	10%	219
December 31, 2024	10%	275

	Change in AUD rate	Effect on loss for the financial year
December 31, 2025	10%	27
December 31, 2024	10%	38

	Change in SGD rate	Effect on loss for the financial year
December 31, 2025	10%	15
December 31, 2024	10%	10

	Change in EUR rate	Effect on loss for the financial year
December 31, 2025	10%	-
December 31, 2024	10%	16

	Change in AED rate	Effect on loss for the financial year
December 31, 2025	10%	1
December 31, 2024	10%	-

Equity price risk

The Company is exposed to equity price risk arising from financial liabilities measured at fair value through profit or loss, including convertible instruments, warrants and other derivative financial instruments. The fair values of these instruments are affected by various market-based assumptions, including the Company's share price, expected share price volatility, risk-free interest rates and expected term.

Changes in the Company's share price may result in significant fluctuations in the fair value of these financial liabilities and, consequently, in gains or losses recognised in profit or loss. The Company does not currently enter into hedging arrangements to manage this exposure.

The valuation of these instruments is described further in Note 25, and the related fair value measurements are classified within the fair value hierarchy based on the nature of the valuation inputs used.

Credit risk

Credit risk is the risk that a counterparty will fail to meet its contractual obligations, resulting in a financial loss to the Company. The Company's exposure to credit risk arises principally from cash and cash equivalents, trade receivables, proof-of-concept receivables and other receivables.

The carrying amounts of financial assets recognised in the consolidated statement of financial position represent the Company's maximum exposure to credit risk at the reporting date.

The Company manages credit risk by dealing primarily with counterparties considered to have acceptable credit quality and by monitoring outstanding receivable balances on an ongoing basis. The Company evaluates the concentration of credit risk associated with its customers and financial institutions and considers historical loss experience, current economic conditions and forward-looking information when assessing expected credit losses.

Cash and cash equivalents are held with major financial institutions in Israel, Australia and other jurisdictions in which the Company operates. Management monitors the credit quality of these institutions and does not consider there to be a significant concentration of credit risk associated with cash balances.

For trade receivables, proof-of-concept receivables and other receivables, the Company applies the impairment requirements of IFRS 9. Expected credit losses are measured using a lifetime expected credit loss approach where applicable and are based on historical credit loss experience, adjusted for current conditions and reasonable and supportable forecasts of future economic conditions.

Management specifically assessed the collectability of the comparative warrant-exercise receivable of US$1.510 million recognised as of 31 December 2024 in accordance with the expected credit loss requirements of IFRS 9. The receivable was subsequently collected in full during 2025. Based on the contractual nature of the receivable, the identity and credit quality of the counterparty, the short-term maturity of the balance and the subsequent collection of the receivable in full, management concluded that no material expected credit loss allowance was required as of either 31 December 2025 or 31 December 2024. Accordingly, no material expected credit loss allowance has been recognised in the consolidated financial statements.

The Company had no significant concentrations of credit risk with any individual customer or counterparty that would require separate disclosure as of December 31, 2025, or December 31, 2024.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company's objective is to maintain sufficient liquidity to meet its operational requirements and financial obligations as they fall due. The Company manages liquidity risk through ongoing monitoring of cash flows, budgeting and forecasting processes, management of working capital and periodic capital raising activities when required. Management regularly reviews projected cash requirements and compares these with available cash resources and expected funding sources.

The Company has historically incurred operating losses and generated negative operating cash flows. Accordingly, the Company's ability to continue funding its operations is dependent upon its ability to manage expenditures, generate cash inflows from commercial activities and, where necessary, obtain additional financing through debt, equity or other strategic funding arrangements. Management monitors these matters continuously as part of its going concern assessment.

The contractual maturity analysis below reflects the undiscounted cash flows of the Company's financial liabilities based on the earliest date on which the Company may be required to settle the obligation.

The amounts disclosed in the maturity analysis differ from the carrying amounts included in the consolidated statement of financial position because the table incorporates contractual undiscounted cash flows, including future interest payments where applicable.

The following tables detail the Company's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

As of December 31, 2025
US $ thousand

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Trade and other payables	12,735						12,735
Short term loan	-						
Bridge loans	453						453
Government grants	202						202
Lease liability	74	74	74	74	74	54	424
Convertible note	8,295						8,295
Financial derivatives	5						5
	21,764	74	74	74	74	54	22,114

As of December 31, 2024
US $ thousand

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Trade and other payables	13,605	-	-	-	-	-	13,605
Short term loan	1,500	-	-	-	-	-	1,500
Bridge loans	902	-	-	-	-	-	902
Government grants	177	-	-	-	-	-	177
Lease liability	81	74	74	74	74	41	418
Convertible note	3,651	-	-	-	-	-	3,651
Financial derivatives	1,384	-	-	-	-	-	1,384
	21,300	74	74	74	74	41	21,637

NOTE 25 - FAIR VALUE MEASUREMENT:

Fair values of financial instruments not measured at fair value
The carrying amounts of cash and cash equivalents, other current receivables, trade and other payables and certain short-term borrowings approximate their fair values due to the short-term maturities of these instruments.

Level 3 fair value measurements
The Company's Level 3 fair value measurements comprise the LP Convertible Note fair value liability, derivative conversion features embedded in convertible instruments and warrant liabilities. As of 31 December 2025, the principal Level 3 balances consisted of the LP Convertible Note ($365), the Steven Wallitt derivative conversion feature ($124), the RBW December derivative conversion feature ($3,083) and the AEGIS Series A Warrant liability ($5).
The principal valuation techniques applied include Monte Carlo simulation models, Black-Scholes option pricing models and discounted cash flow methodologies. Significant unobservable inputs include expected volatility, expected term, risk-free interest rates, discount rates and probability-weighted assumptions.
In general, increases in expected volatility or expected term increase the fair value of derivative conversion features and warrant liabilities, while increases in discount rates generally decrease values determined using discounted cash flow methodologies. Changes in probability-weighted assumptions may increase or decrease fair value depending on the contractual features of the instrument being valued.
Management confirms that all recurring fair value measurements requiring significant unobservable inputs are classified within Level 3 of the fair value hierarchy. Further quantitative information regarding the valuation techniques and significant unobservable inputs applied to each class of Level 3 instrument is disclosed in Notes 7, 8 and 11.

Level 3 reconciliation

The opening Level 3 balance at January 1, 2025 was $1,384, relating to the AEGIS warrants. During 2025, $1,379 relating to the AEGIS Pre-Funded Warrants and Series B Common Warrants was exercised into ordinary shares. Additional instruments classified within Level 3 during the year comprised the RBW December derivative conversion feature of $3,083, the Lee Pinkerton Convertible Note fair value liability of $365 and the Steven Wallitt derivative conversion feature of $124. Accordingly, the total Level 3 financial liabilities as of December 31, 2025 amounted to $3,577.

Sensitivity
Management performed sensitivity analyses on significant unobservable inputs used in valuing Level 3 instruments. In general, increases in expected volatility or expected term would increase the fair value of option- and warrant-based liabilities, while increases in discount rates would generally decrease fair values determined using discounted cash flow techniques.

The Company's Level 3 financial liabilities are valued using valuation techniques that incorporate significant unobservable inputs. Management has considered the sensitivity of the fair value measurements to reasonably possible changes in those inputs, including the assumptions used in determining the valuation. Based on this assessment, management has concluded that there are no reasonably possible alternative assumptions that would result in a significant change in the fair value of the investments. Accordingly, the quantitative sensitivity disclosure required by IFRS 13.93(h)(ii) is not applicable.

As of December 31, 2025	Level 1	Level 2	Level 3	Total
		US$ in thousands		
Liabilities -				
Derivative financial liabilities	-	-	3,577	3,577
Total			3,577	3,577

As of December 31, 2024	Level 1	Level 2	Level 3	Total
		US$ in thousands		
Liabilities -				
Derivative financial liabilities	-	-	1,381	1,381
Tradable warrants	3	-	-	3
Total	3	-	1,381	1,384

NOTE 26 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1. Within the first week of January 2026, the remaining RBW December liability with a carrying amount of approximately $5,751 thousand as of December 31, 2025, was fully converted into 1,820 ordinary shares of the Company. The carrying amount of the liability extinguished was reclassified to share capital and additional paid-in capital upon conversion. No material gain or loss arose on settlement of the liability.
   The 1,820 ordinary shares disclosed above reflect all reverse share splits that became effective prior to the authorisation date of these financial statements, including the reverse share split effective on June 1, 2026. Following the conversion, the Company had no remaining liability or obligation in respect of the RBW December notes.

2. On February 5, 2026, the Company and the SEPA Investor (see Note 10) entered into a Second Amendment to Standby Equity Purchase Agreement (the "Amendment"), which amends the terms of the Company's SEPA, dated as of December 1, 2025, as amended and supplemented by that Amendment and Addendum to the SEPA, dated as of December 9, 2025, the Amendment increased the size of the Commitment Amount under the Agreement from $100,000 to $250,000. Subsequently, the SEPA Investor waived all obligations of the Company to acquire or hold bitcoin or any other cryptocurrency, and all net proceeds under the SEPA may be used for the Company's working capital and general corporate purposes.

   Pursuant to the Amendment RBW Capital Partners LLC (a division of Dawson James Securities, Inc.), the placement agent for the offerings pursuant to the SEPA, has agreed that it will charge the Company a cash fee equal to (a) 4% for the first $20,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount, (b) 2.5% for the next $14,724 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount and (c) 2% for the last $215,276 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount.

As of June 30, 2026, the Company had drawn down approximately $50,523 net proceeds under the SEPA, before agent fees of approximately $1,484, and had issued an aggregate of 463,035 ordinary shares to the SEPA Investor. The Company intends to continue to draw down under the SEPA from time to time pursuant to the terms and conditions of the agreement. The amount ultimately available to the Company under the remaining commitment is subject to contractual terms, market conditions, trading-volume limitations and applicable regulatory requirements. Accordingly, management is unable to reliably estimate the amount of future funding that will be practically accessible under the remaining commitment as of the date of authorisation of these financial statements.

3. On February 17, 2026, after the balance sheet date, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse share split of 4.8828125:1 under the symbol "SMX," with a new CUSIP number of G8267K406 and the new ISIN code IE000B5COQZ5. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 4.8828125 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 10.67 million to approximately 2.18 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.0000000002502543568 to $0.00000000012219451015625 per share. The Company's options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse share split.

4. On January 30, 2026, the Board of Directors approved a Shareholder Rights Agreement (the "Rights Agreement") and authorized the issuance of one preferred share purchase right (a "Right") for each outstanding Ordinary Share. The Rights were issued on March 2, 2026, to shareholders of record on that date, pursuant to the Rights Agreement dated February 13, 2026, between the Company and Continental Share Transfer & Trust Company.

   The Rights are intended to protect shareholders from coercive or unfair takeover tactics by imposing penalties on any person or group that acquires 10% or more of the Company's Ordinary Shares without prior Board approval. Prior to a triggering event, the Rights trade together with the Ordinary Shares. Upon a person or group becoming an "Acquiring Person," each Right (other than those held by the Acquiring Person) becomes exercisable to purchase one Series A Preferred Share for $0.0001, carrying a liquidation preference of $250 million and cumulative dividends of 18.5% per annum. The Rights may also provide for the purchase of shares of an acquiring company at a discount if the Company is acquired after the Rights become exercisable.

   The Rights expire on the earliest of (i) one year from the date of the Rights Agreement, (ii) redemption by the Board at $0.0001 per Right, or (iii) payment in full of the liquidation preference and accrued dividends on issued Preferred Shares. The Board may amend the Rights Agreement prior to a triggering event and may adjust terms to prevent dilution in accordance with its provisions.

5. On March 6, 2026, the Company accepted the resignations of Ophir Sternberg as Chairman of the Board and director, and of Roger Meltzer and Thomas Hawkins as directors. The resignations were not the result of any disagreement relating to the Company's operations, policies, or practices. To fill the resulting vacancies, the Board appointed Tan Cheong Hwai, Daniel Peterlin, and Richard G. Hayes as independent directors. The Board also adopted an independent director compensation plan (the "Director Plan"), described below.

   In connection with the Board transition, the Board appointed Haggai Alon, the Company's Founder and Chief Executive Officer, as Chairman of the Board.

   Under the Director Plan, adopted on March 6, 2026, each non-management, independent director is entitled to annual cash compensation of $150 for each full calendar year of service. If the Chairman of the Board is an independent director, he or she is entitled to an additional annual cash payment of $100. These payments are retroactive to January 1, 2025, for any eligible director or Chairman serving during the 2025 calendar year. Directors may also receive equity-based compensation in accordance with the Company's equity incentive plans, as approved by the Compensation Committee or the Board. On March 9, 2026, former directors Roger Meltzer and Thomas Hawkins each, exercised 163,840 options through a cashless exercise process, resulting in the issuance of 58,498 ordinary shares to each of them.

   Prior to their resignations, Messrs. Sternberg, Meltzer, and Hawkins each entered into an agreement with the Company providing for, among other terms: (a) mutual releases and a covenant not to sue; (b) payment of director fees pursuant to the Director Plan performed as of March 6, 2026 totaling $550; (c) registration of certain ordinary shares (or shares underlying options) held by them; (d) a proxy in favor of Mr. Alon to vote their shares until they no longer beneficially own ordinary

shares of the Company; (e) continued Directors and Officers Insurance coverage for at least six years for their periods of service; and (f) mutual non-disparagement obligations.

6. On May 11, 2026, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 20:1 under the symbol "SMX," with a new CUSIP number of G8267K190 and the new ISIN code IE0008D7EWV5. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 20 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 12 million to approximately 614. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.0000000001221945101 5625 to $0.000000002443890203125 per share.

7. On June 1, 2026, the Company's Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 2.285:1 under the symbol "SMX," with a new CUSIP number of G8267K216 and the new ISIN code IE000CNLGHH1. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 2.285 shares into one new ordinary share and was aimed at meeting Nasdaq's minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 1.5 million to approximately 650. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.000000002443890203125 to $0.00000000558603475 per share.

8. On April 24, 2026, the Company amended its 2022 Incentive Equity Plan ("2022 Incentive Equity Plan") to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 104,039 from 53,437. Thereafter, the Company granted an aggregate of 50,328 restricted stock units to its executive officers and directors, and to certain consultants, and advisors to the Company at approximate share-based payment expenses of $3,214.

9. On May 15, 2026, the Company amended the 2022 Incentive Equity Plan, to further increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 304,641 from 104,039. Thereafter, the Company granted 200,875 restricted stock units to its executive officers and directors, employees, and to certain consultants and advisors to the Company at approximate share-based payment expenses of $3,880.

10. On June 1, 2026, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 671,641 from 304,641. Thereafter, the Company granted an aggregate of 367,000 restricted stock units to its executive officers and directors, employees, and to certain consultants and advisors to the Company at approximate share-based payment expenses of $6,880.

11. On July 23, 2026, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 781,641 from 671,641. Thereafter, the Company granted an aggregate of 110,000 restricted stock units to its executive officer and to certain consultant to the Company at approximate share-based payment expenses of $1,931.